SECOND QUARTER REPORT

For The Six Months Ended

June 30, 2010

  INCLUDES

CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

AND

MANAGEMENT DISCUSSION & ANALYSIS OF FINANCIAL STATEMENTS

AND

MINERAL PROPERTY SUMMARIES AND NEWS RELEASE LIST

Date of Report - August 16, 2010

S  A  M  E  X     M  I  N  I  N  G     C  O  R  P.

SAMEX MINING CORP. 301 - 32920 Ventura Ave. Abbotsford, BC V2S 6J3 CANADA	TEL: (604) 870-9920 FAX: (604) 870-9930 TOLL FREE: 1-800-828-1488 EMAIL: 2samex@samex.com	WEBSITE: www.samex.com TRADING SYMBOLS: SXG - TSX Venture Exch. SMXMF - OTC BB

S  A  M  E  X     M  I  N  I  N  G     C  O  R  P.

SECOND QUARTER 2010

Exploration/Mineral Interest Costs - $472,960

Los Zorros Property, Chile - Preparation for Phase II Drill Program at the Milagro Project, Nora Project, Cinchado Project and Milagro Pampa Project

Los Zorros Property, Chile - Carlin-Style Jasperoid/Silica Breccia Outcrop Assays Up To 2 G/T Gold At Milagro Project

Subsequent to Quarter - Completed Private Placement of 3,647,334 Units At $0.30/Unit

For Proceeds of $1,094,200

 THIS REPORT INCLUDES:

CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

MANAGEMENT DISCUSSION & ANALYSIS OF FINANCIAL STATEMENTS

MINERAL PROPERTY SUMMARIES, NEWS RELEASE LIST

SAMEX is exploring in the mineral-rich country of Chile which hosts some of the world’s largest ore bodies.

SAMEX MINERAL EXPLORATION PROPERTIES IN CHILE

LOS ZORROS PROPERTY - Gold, Silver, Copper Prospects

The Los Zorros Property covers an old mining district of small gold, silver and copper mines and showings.  SAMEX is currently conducting a number of individual exploration projects within this single property holding to test multiple gold targets for Carlin-style ore bodies:

MILAGRO PROJECT	NORA PROJECT	CINCHADO PROJECT	MILAGRO PAMPA PROJECT

The Los Zorros Property also includes other project areas yet to be systematically explored by SAMEX including: LA FLORIDA and LORA (gold and copper-gold), VIRGEN DE CARMEN and COLORINA (copper-silver), and SALVADORA (barite vein swarm).

CHIMBEROS PROPERTY - Gold, Silver, Copper Prospects

INCA PROPERTY - Copper, Gold, Silver, Moly Prospects

ESPEJISMO PROPERTY - Gold Prospects

Website - www.samex.com

SAMEX trades in Canada on the TSX Venture Exchange - symbol: SXG

SAMEX is quoted in the United States on the OTC Bulletin Board - symbol: SMXMF

 CONSOLIDATED FINANCIAL STATEMENTS

NOTICE: THESE INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS

 ENDED JUNE 30, 2010 HAVE NOT BEEN REVIEWED BY OUR AUDITOR

SAMEX MINING CORP.

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED BALANCE SHEETS  (Unaudited)

	JUNE 30, 2010	DECEMBER 31, 2009
ASSETS

CURRENT
CASH	$1,290,429	$1,020,863
OTHER CURRENT ASSETS	40,715	40,740

	1,331,144	1,061,603

MINERAL INTERESTS (NOTE 3)	9,451,825	9,021,953
EQUIPMENT (NOTE 4)	60,396	70,482

	$10,843,365	$10,154,038

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES

CURRENT
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES	$30,387	$73,718

SHAREHOLDERS' EQUITY

SHARE CAPITAL (NOTE 6)	34,730,268	34,543,268

SHARE SUBSCRIPTIONS (NOTE 11)	1,034,200	-

CONTRIBUTED SURPLUS (NOTE 6)	4,995,073	4,968,258

ACCUMULATED OTHER COMPREHENSIVE INCOME	555	463

DEFICIT	(29,947,118)	(29,431,669)

	10,812,978	10,080,320

	$10,843,365	$10,154,038

CONTINGENCY (NOTES 1 AND 3)

COMMITMENTS (NOTE 3)

APPROVED BY THE DIRECTORS

“Jeffrey P. Dahl”

Jeffrey P. Dahl

“Larry D. McLean”

Larry D. McLean

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS

SAMEX MINING CORP.

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT  (Unaudited)

	FOR THE THREE MONTHS ENDED		FOR THE SIX MONTHS ENDED
	JUNE 30, 2010	JUNE 30, 2009	JUNE 30, 2010	JUNE 30, 2009
GENERAL AND ADMINISTRATIVE EXPENSES

ACCOUNTING AND AUDIT	$1,805	$14,098	$1,805	$14,098
AMORTIZATION	8,477	9,176	18,123	18,855
BANK CHARGES	492	602	1,232	1,392
CONSULTING	5,133	3,087	37,349	20,044
FOREIGN EXCHANGE (GAIN)	294	(7,611)	47,663	(84,581)
LEGAL (NOTE 5)	17,902	31,484	28,812	33,451
MINERAL INTERESTS ADMINISTRATION AND INVESTIGATION COSTS	43,088	81,788	92,606	144,591
OFFICE, SUPPLIES, AND MISCELLANEOUS	29,310	28,759	52,401	42,884
REGULATORY FEES	9,398	8,083	18,302	20,248
SALARIES, BENEFITS AND STOCK- BASED COMPENSATION	95,964	95,326	191,678	191,670
TRANSFER AGENT	3,149	2,588	4,630	3,417
TRAVEL AND PROMOTION	12,508	10,988	20,848	15,918

NET LOSS FROM OPERATIONS	227,520	278,368	515,449	421,987

GAIN ON SALE OF ASSETS	-	-	-	(39,444)
MINERAL INTERESTS WRITTEN OFF	-	-	-	3,000

NET LOSS	227,520	278,368	515,449	385,543

DEFICIT, BEGINNING	29,719,598	25,256,074	29,431,669	25,148,899

DEFICIT, ENDING	$29,947,118	$25,534,442	$29,947,118	$25,534,442

BASIC AND DILUTED NET LOSS PER SHARE	$(0.01)	$(0.01)	$(0.01)	$(0.01)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	97,749,998	85,676,415	97,749,998	85,676,415

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS

SAMEX MINING CORP.

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS AND

ACCUMULATED OTHER COMPREHENSIVE INCOME  (Unaudited)

	FOR THE THREE MONTHS ENDED		FOR THE SIX MONTHS ENDED
	JUNE 30, 2010	JUNE 30, 2009	JUNE 30, 2010	JUNE 30, 2009

NET LOSS	$(227,520)	$(278,368)	$(515,449)	$(385,543)

OTHER COMPREHENSIVE INCOME

UNREALIZED FINANCIAL INSTRUMENT GAIN (LOSS)	112	(50)	92	(4)

COMPREHENSIVE LOSS	$(227,408)	$(278,418)	$(515,357)	$(385,547)

ACCUMULATED OTHER COMPREHENSIVE INCOME, BEGINNING OF THE PERIOD	$443	$476	$463	$32,705

UNREALIZED FINANCIAL INSTRUMENT GAIN (LOSS)	112	(50)	92	(4)
REALIZED FINANCIAL INSTRUMENT GAIN	-	-	-	(32,275)

ACCUMULATED OTHER COMPREHENSIVE INCOME, END OF THE PERIOD	$555	$426	$555	$426

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS

SAMEX MINING CORP.

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENTS OF MINERAL INTERESTS  (Unaudited)

	FOR THE SIX MONTHS ENDED JUNE 30, 2010	FOR THE SIX MONTHS ENDED JUNE 30, 2009
DEFERRED EXPENDITURES

CHIMBEROS - CHILE	$27,837	$26,581
ESPEJISMO - CHILE	3,810	-
INCA - CHILE	53,119	319,475
LOS ZORROS - CHILE	328,361	323,190
MISCELLANEOUS PROPERTIES - CHILE	1,359	5,806
EL DESIERTO - BOLIVIA	648	698
ESKAPA - BOLIVIA	14,738	17,532

EXPENDITURES	429,872	693,282

WRITTEN OFF

WALTER - BOLIVIA	-	(1,000)
WARA WARA - BOLIVIA	-	(1,000)
YARETANI - BOLIVIA	-	(1,000)

BALANCE, BEGINNING	9,021,953	10,702,003

BALANCE, ENDING	$9,451,825	$11,392,285

SUMMARY OF DEFERRED EXPENDITURES

CHILE
CHIMBEROS	$163,085	$127,686
ESPEJISMO	4,810	1,000
INCA	3,553,119	6,166,849
LOS ZORROS	5,710,066	5,068,714
MISCELLANEOUS PROPERTIES	2,359	6,806
BOLIVIA
EL DESIERTO	1,648	1,698
ESKAPA	15,738	18,532
SANTA ISABEL	1,000	1,000

	$9,451,825	$11,392,285

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS

SAMEX MINING CORP.

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENTS OF MINERAL INTERESTS (CONTINUED) (Unaudited)

	FOR THE SIX MONTHS ENDED JUNE 30, 2010	FOR THE SIX MONTHS ENDED JUNE 30, 2009
DETAILS OF EXPENDITURES - CHILE

CHIMBEROS - CHILE
DRILLING AND SUB-CONTRACTS	$11,439	$10,956
FIELD SUPPLIES	-	96
GEOLOGY, MAPPING, AND SURVEYS	-	10,073
MINERAL INTERESTS ACQUISITION COSTS	1,966	8
PROPERTY PATENT PAYMENTS	12,092	1,599
SITE ADMINISTRATION	2,340	3,849
	$27,837	$26,581

ESPEJISMO - CHILE
PROPERTY PATENT PAYMENTS	$3,810	$-

INCA - CHILE
DRILLING AND SUB-CONTRACTS	$20,361	$58,625
FIELD SUPPLIES	6,739	12,694
GEOLOGY, MAPPING, AND SURVEYS	-	42,901
LEGAL	3,958	6,734
MINERAL INTERESTS ACQUISITION COSTS	2,410	69,451
MISCELLANEOUS	270	1,324
PROPERTY PATENT PAYMENTS	7,265	5,679
SITE ADMINISTRATION	12,116	19,209
VALUE ADDED TAXES	-	102,858
	$53,119	$319,475

LOS ZORROS - CHILE
ADVANCE NET SMELTER ROYALTY PAYMENTS	$106,203	$122,429
DRILLING AND SUB-CONTRACTS	37,579	24,077
FIELD SUPPLIES	6,599	8,665
GEOLOGY, MAPPING, AND SURVEYS	113,828	97,383
LEGAL	3,958	-
MINERAL INTERESTS ACQUISITION COSTS	10,377	1,139
MISCELLANEOUS	26	21
PROPERTY PATENT PAYMENTS	56,389	64,051
SITE ADMINISTRATION	19,986	4,309
TRAVEL	-	1,116
VALUE ADDED TAXES	(26,584)	-
	$328,361	$323,190

MISCELLANEOUS PROPERTIES - CHILE
DRILLING AND SUB-CONTRACTS	165	-
MINERAL INTERESTS ACQUISITION COSTS	723	-
MISCELLANEOUS	58	877
PROPERTY PATENT PAYMENTS	413	4,875
SITE ADMINISTRATION	-	54
	$1,359	$5,806

EXPENDITURES - CHILE	$414,4869	$675,052

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS

SAMEX MINING CORP.

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENTS OF MINERAL INTERESTS (CONTINUED) (Unaudited)

	FOR THE SIX MONTHS ENDED JUNE 30, 2010	FOR THE SIX MONTHS ENDED JUNE 30, 2009
DETAILS OF EXPENDITURES - BOLIVIA

EL DESIERTO - BOLIVIA
PROPERTY PATENT PAYMENTS	$648	$698

ESKAPA - BOLIVIA
AMORTIZATION	$2,643	$2,643
DRILLING AND SUB-CONTRACTS	-	1,319
FUEL	30	-
LEGAL	97	637
PROPERTY PATENT PAYMENTS	11,968	12,875
TRAVEL	-	58

	$14,738	$17,532

EXPENDITURES - BOLIVIA	$15,386	$18,230

EXPENDITURES - CHILE	$414,486	$675,052

EXPENDITURES - BOLIVIA	15,386	18,230

TOTAL EXPENDITURES	$429,872	$693,282

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS

SAMEX MINING CORP.

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENTS OF CASH FLOW  (Unaudited)

	FOR THE THREE MONTHS ENDED		FOR THE SIX MONTHS ENDED
	JUNE 30, 2010	JUNE 30, 2009	JUNE 30, 2010	JUNE 30, 2009
CASH FLOWS FROM OPERATING ACTIVITIES

NET LOSS	$(227,520)	$(278,368)	$(515,449)	$(385,543)
ADD NON-CASH ITEMS
AMORTIZATION	8,477	9,176	1,8123	18,855
GAIN ON SALE OF ASSETS	-	-	-	(39,444)
MINERAL INTERESTS AND DEFERRED EXPLORATION COSTS WRITTEN OFF	-	-	-	3,000
STOCK-BASED COMPENSATION	-	-	26,815	6,525

CHANGES IN NON-CASH WORKING CAPITAL ITEMS
OTHER CURRENT ASSETS	(1,477)	(2,360)	117	72,794
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES	(25,857)	(32,859)	(43,331)	(58,283)

NET CASH USED IN OPERATING ACTIVITIES	(246,377)	(304,411)	(513,725)	(382,096)

CASH FLOWS FROM FINANCING ACTIVITIES

COMMON SHARES - FOR CASH	10,000	600,000	187,000	1,379,550
SHARE SUBSCRIPTIONS	1,034,200	-	1,034,200	-

NET CASH PROVIDED BY FINANCING ACTIVITIES	1,044,200	600,000	1,221,200	1,379,550

CASH FLOWS FROM INVESTING ACTIVITIES

MINERAL INTERESTS	(149,872)	(160,295)	(427,229)	(690,639)
EQUIPMENT	(7,383)	-	(10,680)	-

NET CASH USED IN INVESTING ACTIVITIES	(157,255)	(160,295)	(437,909)	(690,639)

NET CHANGE IN CASH	640,568	135,294	269,566	306,815

CASH, BEGINNING	649,861	378,713	1,020,863	207,192

CASH, ENDING	$1,290,429	$514,007	$1,290,429	$514,007

SUPPLEMENTARY CASH FLOW INFORMATION

CASH PAID FOR INTEREST	$-	$-	$-	$-

CASH PAID FOR INCOME TAXES	$-	$-	$-	$-

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

SAMEX MINING CORP.

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2010

1.

BASIS OF PRESENTATION

These consolidated financial statements include the accounts of SAMEX Mining Corp. (the “Company”) and its subsidiaries.  The Company is incorporated in British Columbia and trades on the TSX Venture Exchange (the “Exchange”).  The fiscal year end of the Company and its Chilean subsidiary is December 31st, whereas the year end of the inactive subsidiary, South American Mining & Exploration Corp. (“S.A.M.E.X.”) and of the Bolivian subsidiaries is September 30th.  In order to synchronize the difference in quarter ends, these consolidated financial statements include the accounts of S.A.M.E.X. and the Bolivian subsidiaries for their fiscal third quarter from April 1, 2010 to June 30, 2010.  The Company’s subsidiaries are:

NAME

LOCATION

OWNERSHIP

South American Mining & Exploration Corp. (“S.A.M.E.X.”)

Canada

100%

Samex International Ltd.

Bahamas

100%

Samex S.A.

Bolivia

98%

Minas Bolivex S.A. (“Bolivex”)

Bolivia

98%

Empresa Minera Boliviana S.A. (“Emibol”)

Bolivia

98%

Minera Samex Chile S.A.

Chile

99.9%

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and are presented in Canadian dollars.

Going Concern - These financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations.  As at June 30, 2010, the Company had incurred losses since inception totalling $29,947,118.  Different bases of measurement may be appropriate if the Company is not expected to continue operations for the foreseeable future.  As at June 30, 2010, the Company had not advanced its projects to commercial production and is not able to finance day-to-day activities through operations.

The Company’s continued existence as well as the recovery of amounts capitalized as mineral property interests, is dependent upon the Company raising additional funds through issuance of its common stock, obtaining debt financing, selling a portion of its mineral property interests, or entering into joint venture agreements with other parties.  Management is currently evaluating other sources of financing, but there is no assurance that additional financing will be available, if needed, on terms acceptable to the Company. Management is also aware that significant uncertainties exist, related to current economic conditions that could impact the Company’s ability to continue to finance the exploration and evaluation of its mineral property interests.  As a result, management plans on reducing spending in order to preserve cash and maintain liquidity until overall market conditions improve.  Management is not able to assess the likelihood or timing of improvements in the equity markets for raising capital for future acquisitions or expenditures. This uncertainty represents a liquidity risk and may impact the Company’s ability to continue as a going concern in the future.

2.

SIGNIFICANT ACCOUNTING POLICIES

a.

Principles of Consolidation - These consolidated financial statements include the accounts of the Company and its subsidiaries.  All inter-company transactions and balances have been eliminated upon consolidation.

b.

Use of Estimates - The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions, including fair value of financial instruments, stock-based compensation, determination of impairment of assets, carrying value of mineral interests and estimating future income tax rates, that affect the amounts reported in the financial statements and accompanying disclosures.  Although these estimates are based on management's best knowledge of current events and actions the Company may undertake in the future, actual results ultimately may differ from the estimates.

c.

Financial Instruments - The Company follows Canadian Institute of Chartered Accountants (“CICA”) Handbook Sections 3855, “Financial Instruments - Recognition and Measurement”.  Under Section 3855, financial instruments must be classified into one of five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities.  All financial instruments, including derivatives, are measured at the balance sheet date at fair value except for loans and receivables, held-to-maturity investments, and other financial liabilities which are measured at amortized cost.  The Company’s financial instruments consist of cash, gold bullion and accounts payable.  Cash, which is measured at its face value, representing fair value, is classified as held for trading.  Gold bullion, which is measured at fair value, is classified as available-for-sale financial assets.  Accounts payable, which are measured at amortized cost, are classified as other financial liabilities.  For the periods reported in these financial statements, management has determined that the Company has no derivatives or embedded derivatives.

d.

Mineral Interests - The Company is engaged in the exploration of mineral interests and records its investment in mineral interests at the lower of acquisition and capitalized mineral exploration expenditures or estimated recoverable value.  Where specific exploration programs are planned and budgeted by management, mineral exploration costs are capitalized until the properties are placed into commercial production, sold, abandoned or determined by management to be impaired in value.  Costs incurred for acquisition, including where applicable, lease and option payments made on properties that are held under lease and option agreements, are capitalized until such time as the related interest is placed into production, sold, abandoned, or management has determined that impairment in value has occurred.  “Mineral Property Acquisition Costs” include the following: third party acquisition costs, property option payments and third party staking costs.

In addition, the Company incurs certain value added taxes in connection with its Chilean exploration activities.  These costs are initially capitalized.  When the recoverability of these amounts has been established, the amount determined to be recoverable is recorded as a reduction of the carrying value of the related property.

Management evaluates each mineral interest on a reporting period basis or as events and circumstances warrant; and makes a determination based on exploration activity and results, estimated future cash flows and availability of funding as to whether costs are capitalized or impaired.  Mineral interests, where future cash flows are not reasonably determinable, are evaluated for impairment based on management’s intentions and determination of the extent to which future exploration programs are warranted and likely to be funded.

Capitalized expenditures as reported on the balance sheet represent acquisition and capitalized mineral exploration expenditures incurred to date or estimated recoverable value if lower than cost.  The carrying values of Mineral Interests are not reflective of current or future values of the interests.  Recovery of carrying value is dependent upon future commercial success or proceeds from disposition of the mineral interests.

Upon the establishment of commercial production, carrying values of deferred acquisition and exploration expenditures will be amortized over the estimated life of the mine on the units of production method.

“Mineral Interest Investigation Costs” are expensed as incurred and are not capitalized to mineral interests, and include operating costs related to the Company’s exploration activities that do not specifically relate to one of the Company’s mineral interests and include generative exploration or investigating and evaluating mineral interests not acquired by the Company.

e.

Foreign Currency Translation - These financial statements are presented in Canadian dollars. Foreign denominated monetary assets and liabilities are translated to their Canadian dollar equivalents using foreign exchange rates in effect at the balance sheet date. Non-monetary items are translated at historical exchange rates. Expenses are translated at average rates of exchange during the year. Exchange gains and losses arising on foreign currency translation are included in the determination of operating results for the year.

f.

Loss Per Share - The Company uses the treasury stock method to determine the dilutive effect of stock options and other dilutive instruments.  The treasury stock method assumes that proceeds received from in-the-money stock options and other dilutive instruments are used to repurchase common shares at the prevailing market rate.

Basic loss per share figures have been calculated using the weighted average number of shares outstanding during the respective periods.  Diluted loss per share figures are equal to those of basic loss per share for each year since the effects of the stock options and share purchase warrants have been excluded as they are anti-dilutive.

g.

Equipment - Equipment is recorded at cost.  The cost, less the salvage or residual value, is charged to operations or exploration activities over the useful life of the asset on a straight line basis: Office equipment - 4 to 10 years; Exploration equipment - 4 to 8 years; Vehicles - 5 years.

h.

Stock-Based Compensation - The fair value of stock options granted is determined using the Black-Scholes option pricing model and recorded as stock-based compensation expenses over the vesting period of the stock options.

i.

Future Income Taxes - The Company follows CICA Section 3465 “Income Taxes” in accounting for income taxes.  The Company accounts for income taxes whereby the cost (benefit) of current and future income taxes is recognized as income tax expense in the determination of results of operations for the period.  Future income tax liabilities (assets) are the amount of income taxes arising from taxable temporary differences between the tax bases of an asset or liability and its carrying amount in the balance sheet.  Income tax liabilities and assets are recognized when they are more likely than not to be realized and are measured using the income tax rates and laws that are expected to apply at the time of settlement or realization.

j.

Asset Retirement Obligations - The Company follows the accounting guidelines of the CICA Handbook Section 3110, relating to the recognition and disclosure of liabilities for long lived asset retirement obligations and associated asset retirement costs. A liability for future site reclamation costs, or other obligation, would be recorded at its fair value when determinable and a corresponding increase to the asset carrying value would be amortized over the useful life of the asset. Management has reviewed the anticipated obligations and retirement costs of long lived assets for known obligations under contract, common practice, or laws and regulations in effect or anticipated and has concluded that the Company has no material obligations relating to asset retirement obligations.

k.

Impairment of Long-Lived Assets - The carrying value of long-lived assets with fixed or determinable lives are reviewed for impairment whenever events or changes in circumstances indicate the recoverable value may be less than the carrying amount. Recoverable value determinations are based on management’s estimates of undiscounted future net cash flows expected to be recovered from specific assets or groups of assets through use or future disposition. Impairment charges are recorded in the period in which determination of impairment is made by management.

Assets with indefinite or indeterminable lives are not amortized and are reviewed for impairment on a reporting basis using fair value determinations through management’s estimate or recoverable value.

l.

Comprehensive Income - The Company follows CICA Handbook Section 1530, “Comprehensive Income”.  Section 1530 establishes standards for the reporting and presenting of comprehensive income which is defined as the change in equity from transaction and other events from non-owner sources.  Other comprehensive income refers to items recognized in comprehensive income that are excluded from net loss.

m.

Comparative Figures - Certain accounts in the prior years’ financial statements have been re-classified for comparative purposes to conform with the presentation in the current financial statements.

n.

Recently Adopted Accounting Policies - Effective January 1, 2009, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (“CICA”) under CICA Handbook Section 3064 Goodwill and Intangible Assets, which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. This new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill remain unchanged from the standards included in the previous Section 3062. The adoption of this new standard had no effect on the amounts disclosed in the financial statements.

Effective January 1, 2009, the Company adopted the newly issued guidance of the Emerging Issues Committee (“EIC”) 173, Credit Risk and the Fair value of Financial Assets and Liabilities, which requires that an entity should take into account the credit risk of the entity and the counterparty in determining the fair value of financial assets and financial liabilities. This guidance is adopted retrospectively, with restatement. No retroactive revision was disclosed related to the prior period as there were no effects on the fair values of financial assets and financial liabilities.

Recent accounting policies, not yet adopted - In January 2006, the CICA Accounting Standards Board (“AcSB”) adopted a strategic plan for the direction of accounting standards in Canada. As part of that plan, accounting standards in Canada for public companies will converge with International Financial Reporting Standards (“IFRS”) by the end of 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010.  The Company is currently evaluating the impact of adopting IFRS on its consolidated financial statements. The Company is in the first phase of its transition program, which includes scoping to identify the significant accounting policy differences and their related areas of impact in terms of systems, procedures and financial statement presentation. The Company also is in the assessment phase of the design and work plan to calculate the differences between IFRS and Canadian GAAP, and the impact on its financial statements, disclosures and operations. The Company will address the design, planning, solution development and implementation of the conversion in 2010.

Other pronouncements issued by the CICA or other authoratitive standards groups with future effective dates are neither applicable or are not expected to be significant to the financial statements of the Company.

3.

MINERAL INTERESTS

The Company has invested in various mineral interests located in Chile and Bolivia. The mineral interests have been acquired by purchase agreements, staking, option agreements, purchase at government auctions, or by earning a percentage interest in certain properties pursuant to a joint venture or other type of agreement.  Government patent fees must be paid each year in order to keep the mineral concessions valid and in effect.

CHILE

i.

 Los Zorros Property - The Company has 100% interest in approximately 7,833 hectares of mineral concessions acquired by staking, purchase at government auction, purchase agreement, and by two purchase option contracts:

Minera Ojos del Salado Purchase - The Company acquired 100% interest in 1,429 hectares of mineral interests for US$50,000 (paid).  The vendor retained a back-in option to earn a 30% to 51% interest in the event that the Company discovers a deposit containing not less than 2,000,000 tonnes of contained equivalent copper on the property.

Hochschild Purchase - The Company acquired 100% interest in 209 hectares of mineral interests for consideration of option payments totaling US$230,000 (paid). The concessions are subject to an NSR of up to 2%.  The Company has the option to buyout the NSR at any time for US$1,800,000.  As the concessions where not in production as at December 31, 2007, the Company is required to pay annual advance NSR payments of US$100,000 per year from February 29, 2008 to March 1, 2012 to a maximum of US$500,000 (US$300,000 paid). The advance NSR payments are recoverable from future NSR payments.  The Company is not obligated to make the advance NSR payments if it elects to return the concessions to the previous owner.

San Estaban Option - The Company acquired 100% interest in 95 hectares of mineral interests for consideration of option payments totaling US$200,000 (paid).  A 1.5% NSR retained by the vendor.

Geosupply Servicios Bonus and Royalty - Pursuant to a consulting agreement dated September 25, 2002 the concessions comprising the Los Zorros property are subject to a bonus of US$150,000 payable within one year from the date of commencement of commercial production on the concessions; and to a 0.25% NSR.

ii.

 Chimberos Property (formerly Tres Puntas/Chimbero) - The Company has 100% interest in approximately 1,600 hectares of mineral concessions acquired by staking and purchasing concessions at government auction.

iii.

 INCA Property  - The Company has a 100% interest in approximately 741 hectares of mineral concessions acquired by staking, purchase at government auction, a purchase agreement, and exercise of the Araya Option agreement:

Araya Option - The Company acquired 100% interest in 45 hectares of mineral interests (the Providencia Mine concessions situated within the greater INCA project area) for consideration of option payments totaling US$300,000 (paid).  A 1% NSR retained by the vendor for a period of 20 years.  The Company has the option to buyout the NSR at any time for US$500,000.

The Company also has the option to acquire additional concessions of mineral interests in the INCA project area pursuant to the Minera Porvenir Option and the Rojas Option agreements:

Minera Porvenir Option - Option to acquire 2,138 hectares of mineral interests for consideration of US$2,000,000 (US$1,000,000 paid).  Option payment due: US$1,000,000 comprised of US$38,500 (has not been paid) payable on behalf of the optionor to a third party when they resolve certain title issues on a 85-hectare portion of the property, and US$961,500 that was due March 31, 2009 (has not been paid).  A 1% NSR has been retained by the vendor and the vendor has the right to purchase up to 50% of any oxide-copper production at cost from the Company (to a limit of 10,000 tonnes per month) and subject to a cumulative maximum of 1,200,000 tonnes or ten years, which ever is reached first.

Rojas Option - Option to acquire 20 hectares of mineral interests for consideration of US$300,000 (US$150,000 paid).  The option payment was due: April 30, 2009 - US$150,000 (has not been paid).

The Company has not made the option payment of US$1,000,000 that was due March 31, 2009 pursuant to the Minera Porvenir Option, therefore the owner may terminate the option by giving 30 days written notice.  Also, the Company has not made the option payment of US$150,000 that was due April 30, 2009 pursuant to the Rojas Option, therefore the owner may terminate the option by giving 30 days written notice.   The Company has not received written notice of default with respect to non-payment of the option payments that were due under the Minera Porvenir Option and the Rojas Option. The Company has determined that, in light of economic and market conditions, exploration results to date on these concessions and other factors, expenditures on these option payments are not justified at this time.  As a result, these options may be terminated and the Company may be required to relinquish these portions of the INCA property.  Accordingly, the recoverability of the carrying value on these portions of the INCA property is dependent on the outcome of the above contingencies. The Company is of the view that Minera Porvenir cannot at this time give valid notice of termination under the Minera Porvenir Option, since it is unable to deliver title to the entire optioned property, however, if for any reason, notice of termination is given for these properties, which is held to be valid, the Company may be required to relinquish the options on these portions of the INCA property.  Due to the possibility of relinquishing these portions of the INCA property, the Company wrote-off a $2,699,263 portion of the deferred expenditures on the INCA property thereby writing-down the property interest to a carrying value of $3,500,000 at December 31, 2009.

iv.

 Espejismo Prospects - The Company has 100% interest in approximately 773 hectares of mineral concessions acquired by staking and purchasing concessions at government auction.  The property is currently inactive and consequently the interest was written down at December 31, 2009 to a nominal value of $1,000.

v.

Miscellaneous Property Interests - The Company holds mineral concessions (approximately 25 hectares) for possible future evaluation.  The property is inactive and no exploration is currently planned, consequently the interest was written down at December 31, 2009 to a nominal value of $1,000.

BOLIVIA

i.

 Eskapa Property - The Company has a 99% interest in 3,700 hectares of mineral concessions.  The concessions are owned by Empresa Minera El Roble S.A. (“El Roble S.A.”), a company controlled by a Bolivian national, Patricio Kyllmann, a former director of the Company.  Emibol earned a 99% interest in any mining operations that may be established on the concessions pursuant to an agreement dated April 16, 1996, and as amended November 23, 1998 with El Roble S.A.   The property is subject to a 0.06% NSR and to a US$2,000,000 cash royalty, to be paid out of production on the property in eight equal quarterly payments of US$250,000 beginning after the ninth month of continuous commercial mining operations on the property.  The property is currently inactive and consequently the interest was written down at December 31, 2009 to a nominal value of $1,000.

ii.

 El Desierto Property - The Company has a 99% interest in 319 hectares of mineral concessions.  The concessions are owned by El Roble S.A.  Emibol earned a 99% interest in any mining operations which may be established on the concessions pursuant to an agreement dated April 16, 1996 and as amended November 23, 1998 with El Roble S.A.  The property is subject to an NSR of 0.6%.  The property is currently inactive and consequently the interest was written down at December 31, 2009 to a nominal value of $1,000.

iii. Santa Isabel Property - The Company has an interest in 1,803 hectares of mineral concessions covering a portion of the Goya I and El Bonete concessions pursuant to an agreement between Corporation Minera de Bolivia (“Comibol”) and the Company’s Bolivian subsidiary, Samex S.A.  Comibol owns the Goya I and Bonete concessions and pays the annual patents on theses concessions.  The concessions are subject to a royalty payable to Comibol, equal to 5.5% of net positive cash flow until recovery of capital investment and thereafter 16% of net positive cash flow.  The concessions are also subject to a 1.2% Net Profits interest based on Samex S.A.’s net profits interest in the property.  Subsequent to 1998, the Company suspended its activities on the property due to certain legal proceedings between Comibol and a third party.  Comibol confirmed that a 10-hectare and a 24-hectare portion of the property was subject to a claim by a third party.  Samex S.A. advised Comibol that it considered Comibol to be in default of its obligations under the Comibol Agreement because of the dispute, but agreed to await the results of legal proceedings before taking further action.  Issues concerning the Agreement between Comibol and Samex S.A. have not yet been resolved.  Due to the inactivity on the property, the interest was written down to a nominal value of $1,000 pending resolution of these issues.

iv.

 Walter Property, Wara Wara Property, and Yaretani Property Abandoned - In 2009 the Company reduced its property interests in Bolivia by abandoning three low-priority properties, Walter, Wara Wara and Yaretani. The $1,000 deferred expenditure carrying value for each of these properties was written off during the year ended December 31, 2009.

4.

EQUIPMENT

	AT JUNE 30, 2010			AT DECEMBER 31, 2009

	COST	ACCUMULATED AMORTIZATION	NET BOOK VALUE	COST	ACCUMULATED AMORTIZATION	NET BOOK VALUE

Office equipment	$ 131,875	$ 109,573	$ 22,302	$ 128,379	$ 104,838	$ 23,541
Exploration equipment	61,169	53,493	7,676	61,169	47,476	13,693
Vehicles	131,492	101,074	30,418	124,308	91,060	33,248

	$ 324,536	$ 264,140	$ 60,396	$ 313,856	$ 243,374	$ 70,482

5.

RELATED PARTY TRANSACTIONS

During the second quarter ended June 30, 2010, a director charged the Company $8,531 for legal services.  Employees who are also directors or officers of the Company were paid salaries totaling $115,166 during the second quarter ended June 30, 2010, a $39,266 portion of which was capitalized to mineral interests.

6.

SHARE CAPITAL

a.

Authorized

Unlimited Common Shares without par value.

Unlimited Preferred Shares

b.

Issued

Common shares

	NUMBER OF SHARES	VALUE

Balance at December 31, 2007	78,696,165	30,421,718

Private Placement
At $0.60 per share	2,565,000	1,539,000

Balance at December 31, 2008	81,261,165	31,960,718

Private Placement
At $0.10 per share	7,830,500	783,050
At $0.20 per share	3,000,000	600,000
Financing Costs
Cash	-	(3,500)
Warrants exercised
At $0.20 per share	2,265,000	453,000
At $0.30 per share	2,500,000	750,000

Balance at December 31, 2009	96,856,665	34,543,268

Warrants exercised
At $0.20 per share	935,000	187,000

Balance at June 30, 2010	97,791,665	$34,730,268

Preferred Shares

In addition to common shares, the Company’s authorized share capital includes preferred shares without par value, none of which are issued.  The board of directors is authorized, without further action by the shareholders, to issue preferred shares in one or more series and to set the number of shares constituting any such series and the designation, rights, privileges, restrictions and conditions attaching to the shares of such series including dividend rights and rates, redemption provisions (including sinking fund provisions), rights of conversion or exchange, liquidation preferences and voting rights, if any.  The preferred shares as a class are entitled to priority over the common shares if the board of directors decides to pay any dividends, and, if the Company is dissolved, liquidated or wound up, the preferred shares are entitled as a class to priority in respect of return of capital. Except as required by law or the provisions of any designated series of preferred shares, the holders of preferred shares as a class is not entitled to receive notice of, attend or vote at any meeting of the Company’s shareholders.

c.

Warrants and Stock Options

(i)

Share Purchase Warrants

BALANCE DEC 31, 2008	ISSUED	(EXERCISED) OR {EXPIRED}	BALANCE DEC 31, 2009	(EXERCISED)	BALANCE JUN 30, 2010	EXERCISE PRICE	TERM TO

400,000	-	{400,000}	-	-	-	$1.10	Aug 25, 2009
1,744,000	-	-	1,744,000	-	1,744,000	$0.78	Feb 13, 2011
2,871,250	-	-	2,871,250	-	2,871,250	$1.00	Mar 16, 2011
1,282,500	-	-	1,282,500	-	1,282,500	$0.70	Apr 15, 2011
-	7,830,500	(2,265,000)	5,565,500	(935,000)	4,630,500	$0.20	Mar 24, 2014
-	3,000,000	(2,500,000)	500,000	-	500,000	$0.30	Jun 29, 2014

6,297,750	10,830,500	(5,165,000)	11,963,250	(935,000)	11,028,250

As at June 30, 2010, the weighted average remaining contractual life of the share purchase warrants is 2.11 years and the weighted average exercise price is $0.56.

(ii)

Stock Options

The Company has adopted a stock option plan for which options to acquire up to 10% of the common shares outstanding at the time of the grant may be granted to eligible optionees.  The exercise price may not be less than the discounted market price, as prescribed by the policies of the Exchange.

BALANCE DEC 31, 2008	GRANTED (EXERCISED) (EXPIRED) OR (CANCELLED)	BALANCE DEC 31, 2009	GRANTED (EXERCISED) (EXPIRED) OR (CANCELLED)	BALANCE JUN 30, 2010	EXERCISE PRICE	TERM TO

205,000	(205,000)	-	-	-	$1.00	Feb 3, 2009
60,000	(60,000)	-	-	-	$0.50	Aug 5, 2009
945,000	(945,000)	-	-	-	$1.10	Aug 6, 2009
50,000	-	50,000	-	50,000	$0.80	Sep 24, 2012
60,000	-	60,000	-	60,000	$0.70	Dec 20, 2012
150,000	-	150,000	(150,000)	-	$0.65	May 1, 2013
-	60,000	60,000	-	60,000	$0.20	Jan 15, 2014
-	-	-	110,000	110,000	$0.35	Jan 29, 2015
1,955,000	-	1,955,000	-	1,955,000	$0.40	Apr 20, 2015
1,820,000	(180,000)	1,640,000	-	1,640,000	$0.85	May 2, 2016
1,295,000	(125,000)	1,170,000	-	1,170,000	$0.84	Feb 23, 2017
-	3,555,000	3,555,000	-	3,555,000	$0.20	Sep 2, 2019

6,540,000	2,100,000	8,640,000	(40,000)	8,600,000

As at June 30, 2010, the weighted average remaining contractual life of the options is 7.01 years and the weighted average exercise price is $0.47.   All options have fully vested as at June 30, 2010.

Stock-Based Compensation - During the first quarter ended March 31, 2010, the Company granted stock options to a consultant on a total of 110,000 shares at $0.35 per share with a fair value on the grant dates of $26,815 which was expensed in the statement of operations and deficit in the category “Consulting”.  The following assumptions were used for the Black-Scholes valuation of the stock options granted during the first quarter of 2010:  Expected dividend yield - 0%; Expected stock price volatility - 89%; Risk-free interest rate - 2.25%; Expected life of options - 5 years.  No options were granted during the second quarter ended June 30, 2010.

d.

Contributed Surplus

	FOR THE SIX MONTHS ENDED JUNE 30, 2010	FOR THE YEAR ENDED DEC 31, 2009

Contributed surplus balance, beginning	$4,968,258	$4,176,368
Stock based compensation	26,815	522,475
Warrant extension	-	269,415

Contributed surplus balance, ending	$4,995,073	$4,968,258

7.

SEGMENTED INFORMATION

The Company is in the business of exploring and developing mineral resource properties located in South America. The Company has operations and incurs costs associated with assets in different geographic locations.  Segmented information on the Company's sole industry segment reported by geographic area is as follows:

At June 30, 2010	CANADA	SOUTH AMERICA	TOTAL

Operating expenses
Amortization	$3,727	$14,396	$18,123
Foreign exchange	-	47,663	47,663
Mineral interests administration and investigation costs	-	92,606	92,606
Salaries, benefits and stock-based compensation	191,678	-	191,678
Administration and general	127,510	37,869	165,379

Net loss	$322,915	$192,534	$515,449

Expenditure for equipment and mineral interests	$3,297	$437,255	$440,552

Equipment and mineral interests	$16,857	$9,495,364	$9,512,221

Total assets	$1,313,391	$9,529,974	$10,843,365

At June 30, 2009	CANADA	SOUTH AMERICA	TOTAL

Operating expenses
Amortization	$3,567	$15,288	$18,855
Foreign exchange (gain)	-	(84,581)	(84,581)
Mineral interests administration and investigation costs	-	144,591	144,591
Salaries, benefits and stock-based compensation	191,670	-	191,670
Administration and general	115,473	35,979	151,452

Net loss from operations	310,710	111,277	421,987

Gain on sale of assets	(39,444)	-	(39,444)
Mineral interests and deferred exploration costs written off	-	3,000	3,000

Net loss	$271,266	114,277	385,543

Expenditure for equipment and mineral interests	$-	$693,282	$693,282

Equipment and mineral interests	$19,948	$11,462,342	$11,482,290

Total assets	$513,999	$11,521,091	$12,035,090

8.

INCOME TAXES

The Company has incurred resource-related expenditures and operating losses which are available to reduce future years’ taxable income in Canada.  As of December 31, 2009, the Company had Canadian operating losses of approximately $4,247,000. These operating losses expire as follows: 2010 - $880,000; 2014 - $560,000; 2015 - $566,000; 2026 - $720,000; 2027 - $720,000; 2028 - $1,050,000; 2029 - $405,000.  Resource-related expenditures available for carry-forward in Canada amount to approximately $6,648,000.  No future tax benefits have been recognized in the accounts for these Canadian losses and resource related expenditures and they are not transferable to the Company’s corporate entities in foreign tax jurisdictions.  The Company also has resource-related expenditures and operating losses which are available to reduce future years’ taxable income in Chile and Bolivia.  No future tax assets have been recognized due to the Company taking full valuation allowances in the accounts for these operating and foreign losses and resource-related expenditures.

9.

FINANCIAL INSTRUMENTS

Financial Risk Management - The Company is exposed in varying degrees to a variety of financial instrument related risks.

Credit Risk - Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its bank accounts.  The Company’s bank accounts are held with a major bank in Canada, a major bank in Chile which is a subsidiary of a major Canadian bank, and a bank in Bolivia.  The Company’s cash is held by the major bank in Canada, and specific amounts are transferred to the bank in Chile or Bolivia as and when required to fund the Company’s budgeted exploration activities in these countries.  As the majority of the Company’s cash is held by one bank in Canada, there is a concentration of credit risk.  This risk is managed by using a major bank that is a high credit quality financial institution as determined by rating agencies.

Currency Risk - The Company operates in Canada, Chile and Bolivia and is consequently exposed to foreign exchange risk arising from transactions denominated in foreign currency.  The Company’s functional currency is the Canadian dollar, and it has obligations and commitments in other currencies including United States dollars, Chilean Pesos and Bolivian Bolivianos.  Fluctuations in foreign currency exchange rates may affect the Company’s results of operations and the value of the Company’s foreign assets.  The Company manages currency risk by closely monitoring relevant exchange rates and when possible, executes currency exchange transactions at times when exchange rates are most advantageous for the Company.  The Company does not use hedging to manage its currency risk.

Liquidity Risk - Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. The Company achieves this by maintaining sufficient cash.  Management is also aware that significant material uncertainties exist, related to current economic conditions that could cast significant doubt upon the Company’s ability to continue to finance its exploration activities.  Management is not able to assess the likelihood or timing of improvements in the equity markets for raising capital for future acquisitions or expenditures.  This uncertainty represents a liquidity risk and may impact the Company’s ability to continue as a going concern in the future.

10.

CAPITAL MANAGEMENT

The Company identifies capital as cash and share capital.  The Company raises capital through private placement and public share offerings.  Capital is managed in a manner consistent with the risk criteria and policies provided by the board of directors and followed by management.  All sources of financing are analyzed by management and approved by the board of directors. To maintain or adjust its capital structure, the Company may issue new shares, acquire or dispose of assets or adjust the amount of cash and cash equivalents.

The Company’s primary objectives when managing capital is to safeguard and maintain the Company’s financial resources for continued operations and to fund expenditure programs to further advance mineral interests.  The Company is able to scale its expenditure programs and the use of capital to address market conditions by reducing expenditures and the scope of operations during periods of commodity pricing decline and economic downturn.  There are no externally imposed capital restrictions.

11.

  SUBSEQUENT EVENTS

Private Placement Completed - The Company completed a private placement of 3,647,334 units comprised of one common share and one-half of a share purchase warrant at a price of $0.30 per unit for gross proceeds of $1,094,200.   One full warrant entitles the holder to purchase an additional common share at a price of $0.35 per share if exercised at any time during the two year term of the warrant which expires July 8, 2012.  The units (3,647,334 shares and 1,823,668 warrants) were issued July 8, 2010 and are subject to a hold period until November 9, 2010.  A cash finder’s fee of $3,000 was paid to Raymond James Ltd. in relation to the placement of 200,000 of the units.  The proceeds of the private placement will be used for expenditures on the Company’s mineral properties and for general working capital.

MANAGEMENT DISCUSSION

DATE: August 16, 2010

SAMEX Mining Corp. is a junior resource company engaged in the acquisition and exploration of mineral properties in South America, particularly in the country of Chile.  The Company focuses its exploration activities on the search for deposits of precious and base metals.  SAMEX management is motivated by a strong conviction that gold and silver are precious, valuable “hard assets”.  SAMEX has persistently maintained and declared its strong belief that gold prices are significantly undervalued.  Our objective is to be well-positioned to benefit from increases in the value of gold and silver and a strong demand for copper.

In Chile, the Company holds an interest in the Los Zorros district gold-copper-silver prospects, the Chimberos gold-silver prospects, the Inca copper, gold, silver and molybdenum prospects, and the Espejismo gold prospects.  See the section in this report titled “Mineral Property Summaries” for individual property details.  The company also holds an interest in mineral exploration properties in Bolivia, however, the Company has currently suspend exploration activities in Bolivia and put all of the Bolivian properties on “care and maintenance” status.  We are an exploration stage company and have no mineral producing properties at this time.  All of our properties are exploration projects, and we receive no revenues from production.  All work presently planned by us is directed at defining mineralization and increasing our understanding of the characteristics and economics of that mineralization.  There is no assurance that a commercially viable ore deposit exists in any of our properties until further exploration work and a comprehensive evaluation based upon unit cost, grade, recoveries and other factors conclude economic feasibility.  The information contained herein respecting our mineral properties is based upon information prepared by, or the preparation of which was supervised by, Robert Kell, a Director and the Vice President-Exploration of SAMEX, and SAMEX geologist, Philip Southam, P.Geo.  Mr. Kell and Mr. Southam are “qualified persons” pursuant to Canadian Securities National Instrument 43-101 concerning Standards Of Disclosure For Mineral Projects.

The Company carries out all normal procedures to obtain title and make a conscientious search of mining records to confirm that the Company has satisfactory title to the properties it has acquired by staking, purchase or option, and/or that satisfactory title is held by the optionor/owner of properties the Company may acquire pursuant to an option agreement, and/or that satisfactory title is held by the owner of properties in which the Company has earned a percentage interest in the property pursuant to a joint venture or other type of agreement.  However, the possibility exists that title to one or more of the concessions held by the Company, or an optionor/owner, or the owner of properties in which the Company has earned a percentage interest, might be defective for various reasons.  The Company will take all reasonable steps to perfect title to any particular concession(s) found to be in question.

SAMEX is a reporting issuer in British Columbia and Alberta and trades in Canada on the TSX Venture Exchange under the symbol SXG.   The Company is also quoted in the United States on the OTC Bulletin Board under the symbol SMXMF.

This discussion contains forward-looking statements, the accuracy of which involves risks and uncertainties and our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including, but not limited to, those risk factors described elsewhere in this report.  See note “Forward Looking Statements” at end of this report.

OVERVIEW OF RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2010

The following section contains a summary of our operating results for the three months ended June 30, 2010, which is qualified by detailed descriptions that follow elsewhere in this document.  This section also contains a number of ‘forward looking statements’ which, although intended to be accurate, may be affected by a number of risks and uncertainties which may cause them to be materially different from actual outcomes.  See section entitled “Forward Looking Statements” at the end of this report.

As a junior exploration company, our operations are significantly affected by a number of external factors, particularly those that affect the price of the commodities we explore for or those that affect the market for our securities.  During late 2008, the world experienced a number of adverse events in the financial sector including the failure, forced takeover or government bailout of a number of major financial institutions in September-October 2008 and the start of a deep world-wide financial crisis - considered by many to be the worst since the Great Depression.  These events brought about a major decline in stock markets, which fell almost 45% from their 2007 high, and a sharp decline in the price of a number of commodities, including copper and gold, which, although usually thought to be a counter-cyclical commodity, fell at the deepest point in the crisis in October, 2008 to almost US$700 per ounce.  Prices for copper continued to remain soft during 2009, but the price of gold, likely due in large part to continuing uncertainty in the US and global economy, continued to climb throughout 2009, breaking the historical US$1,000 per ounce level in October, 2009, and has continued to hold above that level since then.  Although there were signs of improvement in the world economy throughout 2009, a number of the negative effects of the crisis continue and are still evident at the date of this report.   Due in large part to lingering concern over the state of the global economy gold prices have continued to remain strong, and the market for shares of companies focused on gold has also improved somewhat.

In light of this, we are continuing to focus our exploration on our gold and silver projects at our Los Zorros gold property in Chile.  We also continued to conduct meetings and property tours with parties interested in a possible purchase or joint venture of our copper-gold INCA Project in Chile.  During the second quarter ended June 30, 2010, the Company received proceeds of $10,000 from the exercise of warrants for the purchase of 50,000 shares at $0.20 per share.  During the second quarter, the Company received share subscriptions totaling $1,034,200 towards a private placement that was completed subsequent to the second quarter (the completed private placement was 3,647,334 units at a price of $0.30 per unit for gross proceeds of $1,094,200 - see details below under heading “Private Placement Completed Subsequent to the Second Quarter”).

Our exploration/mineral interests costs for the second quarter totaled $472,960 for the three months ended June 30, 2010, as compared to $243,404 for the second quarter ended June 30, 2009.  During the second quarter we continued exploration work at four individual projects situated within our Los Zorros gold property holdings in Chile.

Los Zorros Property, Chile -  Our current exploration efforts are focused on the Milagro, Nora, Cinchado and Milagro Pampa Projects where roads and drill pads are being constructed in preparation for a drilling program to test multiple gold targets for Carlin-style ore bodies.  All four projects are situated within SAMEX's large Los Zorros property holding (approx. 80 square kilometers) which covers an old mining district of numerous small, gold, silver and copper mines and showings.  The property is favorably located 60 kilometers south of the mining town of Copiapo, Chile and seven kilometers east of the Pan American highway.

The Los Zorros property covers the entire breadth of a regional anticlinorium in an area that is the locus of younger intrusive activity. This intrusive activity likely spawned the significant gold-mineralized areas currently being prepared for drilling, and many outlying occurrences yet to be systematically explored by SAMEX including: La Florida and Lora (gold and copper-gold), Virgen de Carmen and Colorina (copper-silver), and Salvadora (barite vein swarm).

The geologic setting, mineralization and alteration features at the Los Zorros Property are similar to those associated with the numerous gold deposits of the Carlin District and the Eureka-Battle Mountain Trends in Nevada, USA.   These important and intriguing geologic features may be associated with multiple precious metal deposits and are the focus of the Company’s current exploration.

During the second quarter, we reported the following news concerning our exploration work at the Milagro Project area of the Los Zorros Property:

Carlin-Style Jasperoid/Silica Breccia Outcrop Assays Up To 2 G/T Gold At Milagro Project - Los Zorros Property - During recent exploration in the Milagro Project area, an elongate outcrop of jasperoid/silica breccia was sampled and returned precious metal values ranging from 0.39 to 2.01 grams/tonne gold and 3.1 to 28 grams/tonne silver (eight chip samples, each across approx. 0.5 meters).  The discovery of this Carlin-style jasperoid/silica breccia occurrence may have positive implications for the overall extent and target size of the Milagro Project area, where phase 1 drill hole ML-04-01 encountered 97.3 meters averaging 0.302 g/t gold, including 2.579 g/t gold over 4.7 meters (previously reported in news release No. 1-05, January 21, 2005).

Importantly, the outcropping gold-bearing leakage features provide strong credence to extend the area previously considered prospective at the Milagro Project, an additional kilometer to the southeast.  The target implications will be incorporated into the ongoing exploration program and be reported on in greater detail in future news releases.

At the Milagro Project, a dense gabbro sill caps gold mantos layers and a +/-90-meter-thick underlying breccia, which also contains highly anomalous gold.  The capping gabbro sill appears to have acted as a barrier to ascending mineralizing fluids, which then pooled and spread out beneath it in favorable stratigraphic intervals producing gold-mineralized mantos and a thick breccia layer.  The gabbro and underlying thick gold-mineralized package of mantos and breccia are open down-dip in a southeast direction and have not yet been drill tested.

At the northwest end of the project area one of the gold-mineralized mantos layers is exposed in shallow open cuts at the historic Milagro mine.  Earlier phase 1 exploration drilling was limited to only two core holes near the Milagro mine to initially determine the character and geologic features of the gold mineralization.  It is highly encouraging to observe Carlin-style precious metal mineralized jasperoid/silica breccia in outcrop more than a kilometer away to the southeast.  It demonstrates that mineralizing fluids leaked upwards along fault-controlled pathways through the capping gabbro and suggests the area of gold mineralization beneath the gabbro may be more extensive.

Similar Carlin-style gold mineralization and alteration features have also been observed at the neighbouring Nora and Cinchado Projects.  Importantly, SAMEX's exploration work at the Los Zorros property has corroborated many geologic features as being analogous to the Carlin Trend district in Nevada.  These observations and results have significant implications for target models and exploration programs going forward.  Geologic fieldwork, in part is focused on finding and mapping the distribution of these leakage features to help guide future exploration drilling efforts.

The Milagro Project is one of several highly prospective project areas that SAMEX is exploring at the Los Zorros Property.  A “Milagro Gold Project” graphics plate with map-views, cross-section and photos has been posted on the SAMEX website at www.samex.com for viewing in conjunction with this information.

Chimberos Gold/Silver Property, Chile - Near the end of fiscal 2009, we reported that a Chilean mining company was conducting exploration drilling on their neighboring concessions adjacent to concessions that SAMEX holds in the Chimberos area.  The historic Chimberos mining district was one of Chile’s largest silver producing areas.  SAMEX’s concessions are strategically located in relation to the adjacent and surrounding concessions that were being drilled.  SAMEX believes the results of drilling on these neighbouring concessions may have a significant effect on understanding the potential of the Chimberos area and will be following results closely.  At the date of this report, we are still hoping to learn of their findings and future project plans related to their first phase drilling results.

Inca Property, Chile - Seeking Joint Venture Or Sale Of All Or A Portion Of The INCA Property - The Company is conducting meetings and property tours with interested parties in its continuing efforts to arrange a joint venture or sale of all or a portion of the INCA property.  Of note, several kilometers to the west, Chilean miner, Codelco, recently announced a joint venture with plans to advance the development of their Inca de Oro copper-gold ore body, which could serve to further enhance the value of our INCA property.

Bolivia: Bolivian Properties Remain In “Care And Maintenance” Status - During 2009, the Company suspended exploration activities in Bolivia and put the Bolivian properties on “care and maintenance” status.  For several years, we have been monitoring with concern a number of changes in the political climate in Bolivia.  Over that time, the political climate for resource companies continued to deteriorate with events such as the nationalization of Bolivia’s natural gas resources, a moratorium on the grant of new mineral exploration licenses, a national referendum that resulted in constitutional changes and requirements that all mining projects be conducted only in partnership with the state mining company - on economically unfavorable terms.  In light of these and other factors we decided that Bolivia currently carried a significant risk for development of future mineral projects.  Accordingly we minimized our activities in Bolivia by suspending exploration activities, putting all of our Bolivian projects on “care and maintenance” status, and reducing our Bolivian office, staff, and operating expenses. While we hope we will be able to return to exploring our remaining Bolivian properties at some time in the future, we do not anticipate we will be able to do so as long as current political conditions persist.

Trends and Financing - Over the past several years, we have experienced a number of important external changes that have an affect on our overall performance.  In the latter part of 2008, commodity prices, particularly the price of copper, began a serious decline, eventually falling to a five year low.  Shortly thereafter, we found ourselves in the middle of a global economic crisis, with its actual or threatened bank failures, major international liquidity issues, and a general slowdown leading to a global recession.  These events also fed into both the decline in commodity prices and a decline in the share prices of most public companies including in particular junior resource stocks such as ours.  This greatly reduced our ability to raise capital.  Since that time, we have been able to raise additional capital by private placements, but at lower prices and less favourable terms than our private placements completed in the previous several years.  Due to increased global economic uncertainty and fears over the continued health of the global economy and general weakness in paper financial assets, derivatives and currencies, there has been a corresponding significant increase in market interest for precious metals.  Gold prices have been volatile, but remained strong.  We believe these economic trends are likely to continue through 2010 and possibly beyond and may result in a significant increase in the demand for, and in the price of gold and silver, and an improved market for shares of companies focused on precious metals.

During the first quarter ended March 31, 2010, the Company received proceeds of $177,000 from the exercise of warrants for the purchase of 885,000 shares at $0.20 per share.  During the second quarter ended June 30, 2010, the Company received proceeds of $10,000 from the exercise of warrants for the purchase of 50,000 shares at $0.20 per share.  Based on the funds on hand, it will be necessary to raise additional financing during the remainder of 2010 in order to fund our ongoing general operations and exploration for the next year.

Private Placement Completed Subsequent to the Second Quarter- During the second quarter, the Company arranged a private placement which was completed subsequent to the second quarter.  The Company raised gross proceeds of $1,094,200 by a private placement of 3,647,334 units comprised of one common share and one-half of a share purchase warrant at a price of $0.30 per unit.   One full warrant entitles the holder to purchase an additional common share at a price of $0.35 per share if exercised at any time during the two year term of the warrant which expires July 8, 2012.  The units (3,647,334 shares and 1,823,668 warrants) were issued July 8, 2010 and are subject to a hold period until November 9, 2010.  A cash finder’s fee of $3,000 was paid to Raymond James Ltd. in relation to the placement of 200,000 of the units. The proceeds of the private placement will be used for gold exploration on the Nora, Cinchado, Milagro and Milagro Pampa Projects at the Los Zorros Property in Chile and for general working capital.

Plans and Projections - SAMEX exploration activities will continue to be focused on its high quality gold and silver projects in Chile including the Los Zorros property and the Chimberos property.  The Company will endeavor to secure the necessary financial resources to facilitate these exploration activities.  The Company will also conduct meetings and property tours with parties interested in the INCA property in an effort to arrange a joint venture or sale of all or a portion of the INCA property.  See “Liquidity and Capital Resources” and “Anticipated Capital Requirements”.  See note “Forward Looking Statements” at the end of this report.

ANALYSIS OF FINANCIAL STATEMENTS

The following discussion of our operating results explains material changes in our consolidated results of operations for the three months ended June 30, 2010.  In order to synchronize the different quarter ends, these consolidated financial statements include the accounts of the Bolivian subsidiaries for their fiscal third quarter from April 1, 2010 to June 30, 2010 (see Note 1 to the financial statements).  The discussion should be read in conjunction with the consolidated financial statements to June 30, 2010 and the related notes included in this report.  Management’s discussion and analysis of our operating results in this section is qualified in its entirety by, and should be read in conjunction with, the consolidated financial statements and notes thereto.  This discussion contains forward-looking statements, the accuracy of which involves risks and uncertainties and our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including, but not limited to, those risk factors described elsewhere in this report.  Our consolidated financial statements have been prepared in Canadian dollars and in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"), which differ in significant respects from accounting principles generally accepted in the United States ("U.S. GAAP").  As such, this discussion of our financial condition and results of operations is based on the results prepared in accordance with Canadian GAAP.

Overview - Our business is exploration for minerals.  We do not have any properties that are in production. We have no earnings and, therefore, finance these exploration activities by the sale of our equity securities or through joint ventures with other mineral exploration companies.  The key determinants of our operating results include the following:

a)

our ability to identify and acquire quality mineral exploration properties on favorable terms;

b)

the cost of our exploration activities;

c)

our ability to finance our exploration activities and general operations;

d)

our ability to identify and exploit commercial deposits of mineralization; and

e)

the write-down and abandonment of mineral properties as exploration results provide further information relating to the underlying value of such properties.

These determinates are affected by a number of factors, most of which are largely out of our control, including the following:

a)

the competitive demand for quality mineral exploration properties;

b)

political and regulatory climate in countries where properties of interest are located;

c)

regulatory and other costs associated with maintaining our operations as a public company;

d)

the costs associated with exploration activities; and

e)

the cost of acquiring and maintaining our mineral properties.

Our primary capital and liquidity requirements relate to our ability to secure funds, principally through the sale of our securities, to raise sufficient capital to maintain our operations and fund our efforts to acquire mineral properties with attractive exploration targets and conduct successful exploration programs on them.  We anticipate this requirement will continue until such time as we have either discovered sufficient mineralization on one or more properties with sufficient grade, tonnage and type to support the commencement of sustained profitable mining operations and are thereafter able to place such property or properties into commercial production or until we have obtained sufficient positive exploration results on one or more of our properties to enable us to successfully negotiate a joint venture with a mining company with greater financial resources than us or some other suitable arrangement sufficient to fund our operations.

Our success in raising equity capital is dependant upon factors which are largely out of our control including:

a)

market prices for gold, silver, copper and other metals and minerals;

b)

the market for our securities; and

c)

the results from our exploration activities.

Significant factors affecting our operations over the past year were the instability in the global financial situation and the related volatility in the demand for, and in the prices of precious and base metals and a corresponding volatile market for shares of junior exploration companies. We anticipate that the price of gold, silver, copper will continue to be volatile, but will generally increase over the next year which should enable us to secure additional equity financing.  Metal prices cannot be predicted with accuracy and our plans will be largely dependant upon the timing and outcome of metal markets, particularly the price of gold, silver and copper which is entirely outside of our control.  We also anticipate that our operating results would be significantly affected by the results of our exploration activities on our existing properties. See note titled “Forward Looking Statements” at the end of this report.

Currency Risk - Currency exchange rate fluctuations could adversely affect our operations.  Our functional currency is the Canadian dollar, and we have obligations and commitments in other currencies including Chilean Pesos, United States dollars, and Bolivian Bolivianos.  Fluctuations in foreign currency exchange rates may affect our results of operations and the value of our foreign assets, which in turn may adversely affect reported financial figures and the comparability of period-to-period results of operations.

Accounting Policies - We have adopted a number of accounting policies and made a number of assumptions and estimates in preparing our financial reporting, which are described in Note 2 to the consolidated financial statements.  These policies, assumptions and estimates significantly affect how our historical financial performance is reported and also your ability to assess our future financial results.  In addition, there are a number of factors which may indicate our historical financial results, but will not be predictive of anticipated future results.  You should carefully review the following disclosure, together with the attached consolidated financial statements and the notes thereto, including, in particular, the statement of significant accounting policies set out in Note 2 to such statements.

Going Concern Assumptions - As described in Note 1 to our consolidated financial statements, our consolidated financial statements have been prepared on the assumption that we will continue as a going concern, meaning that we will continue in operation for the foreseeable future and will be able to realize assets and discharge our liabilities in the ordinary course of operations.  We do not have any mineral properties in production, and have not yet generated any revenues and have a history of losses.  Our continuation as a going concern is uncertain and dependent on our ability to discover commercial mineral deposits on our properties and place them into profitable commercial production and our ability to sustain our operations until such time.  This, in turn depends on our ability to continue to fund our operations by the sale of our securities and other factors which are largely out of our control.  Although we have been successful in the past in obtaining financing, it cannot be assured that adequate financing or financing on acceptable terms can be obtained in the future.  In the event we cannot obtain the necessary funds, it will be necessary to delay, curtail or cancel further exploration on our properties.  Our consolidated financial statements do not reflect adjustments to the carrying values and classifications of assets and liabilities that might be necessary should we not be able to continue in our operations, and the amounts recorded for such items may be at amounts significantly different from those contained in our consolidated financial statements.

Treatment of Mineral Property Costs - As we are at the exploration stage, we capitalize the acquisition and exploration costs of our mineral properties under Canadian GAAP.  Should any of these properties be placed into production, such costs would be amortized over the life of the properties on a unit-of-production basis.  Should exploration results of any of our properties prove unsatisfactory, we would then abandon such property or properties, and write off costs incurred up to that time.  The impact on our net loss for the fiscal period would be dependent upon the amount of costs deferred up to the time of the write-off.

Accounting Estimates and Assumptions - The preparation of consolidated financial statements in conformity with Canadian GAAP requires management to make a wide variety of estimates and assumptions that affect (i) the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements, and (ii) the reported amounts of expenses during the reporting periods covered by the consolidated financial statements.  Our management routinely makes judgements and estimates about the effect of matters that are inherently uncertain.  As the number of variables and assumptions affecting the future resolution of the uncertainties increases, these judgements become even more subjective and complex.  We have identified certain accounting policies that are most important to the portrayal of our current financial condition and results of operations.  Our significant accounting policies are disclosed in Note 2 of notes to our consolidated financial statements, which should be read in conjunction with this Report.

Among other things, we determine our stock-based compensation costs using an option pricing model which involves the selection of highly subjective assumptions, including an assumption as to price volatility.  Changes in these assumptions can materially affect the fair value estimate and therefore the current model does not provide a consistently reliable measure of the fair value cost of the Company’s outstanding stock options.

Stock-Based Compensation - We have a stock option plan whereby we grant incentive stock options as partial compensation to our directors, officers, employees and consultants.  Based on recommendations of the CICA Handbook - Section 3870, effective December 1, 2002, we adopted a new method to account for stock-based compensation and other stock-based payments that is described in note 2.h to our consolidated financial statements.  Under the new standard, any stock-based payments to non-employees, and any employee awards involving direct awards of stock, call for settlement in cash or other assets, or stock appreciation rights that call for settlement by the issuance of equity instruments will be accounted for using the fair value based method.  The fair value of the options at the grant date is determined using the Black-Scholes option pricing model.

Selected Annual Information & Summary of Quarterly Results

Selected Annual Information	Year Ended December 31, 2009	Year Ended December 31, 2008	Year Ended December 31, 2007

Revenue	$ -	$ -	$ -
Net loss from operations	(1,591,785)	(1,154,945)	(1,865,163)
Net loss for the year/period	(4,282,770)	(2,571,737)	(1,903,683)
Net loss per share	(0.05)	(0.03)	(0.02)
Total assets	10,154,038	11,125,120	12,083,496
Long-term liabilities	-	-	-

Quarterly Results	June 30, 2010	Mar 31, 2010	Dec 31, 2009	Sep 30, 2009	Jun 30, 2009	Mar 31, 2009	Dec 31, 2008	Sep 30, 2008
Revenue $	-	-	-	-	-	-	-	-
Net loss $	(227,520)	(287,929)	(3,201,627)	(695,600)	(278,368)	(107,175)	(1,717,113)	(286,459)
Net loss /share $	(0.01)	(0.01)	(0.03)	(0.01)	(0.01)	(0.01)	(0.02)	(0.01)

Net losses are due in part to “Stock-Based Compensation” expenses related to stock options granted during those quarters.  For example, the net loss for the second quarter ended June 30, 2008 is due in part to an unusually large foreign exchange loss of $159,553 that resulted from an anomalous currency exchange differential and also due to a stock-based compensation expense of $55,745 in relation to the grant of options on 150,000 shares at $0.65 per share.  The net loss for the third quarter ended September 30, 2008 includes a stock-based compensation expense of $5,873 in relation to the grant of options on 60,000 shares at a price of $0.50 per share.   The net loss for the fourth quarter ended December 31, 2008 includes $1,395,993 of deferred mineral interest expenditures that were written off in relation to the Eskapa property which is currently inactive.  The net loss for the first quarter ended March 31, 2009 includes a stock-based compensation expense of $6,525, and $3,000 for mineral interests that were written off, and a $39,444 “gain on sale of assets” (sale of gold). The net loss for the third quarter ended September 30 2009 includes stock-based compensation expenses of $362,834 and $40,637 in relation to the grant of options during the third quarter.  The net loss for the fourth quarter ended December 31, 2009 includes the write-off of a $2,699,263 portion of the deferred expenditures on the INCA property (see Note 3 to the Consolidated Financial Statements).  The net loss for the fourth quarter ended December 31, 2009 also includes a financing charge related to the extension of warrant terms resulting in an incremental increase in the fair value of the warrants of $269,415 which was expensed as a finance fee.  The net loss for the first quarter ended March 31, 2010 includes a stock-based compensation expense of $26,815 in relation to a stock option granted on 110,000 shares at $0.35 per share to a consultant on the Company’s Advisory Board (see Note 6.c (ii) to the Consolidated Financial Statements).

Operating Results

During the second quarter ended June 30, 2010 we continued exploration work on the Nora, Cinchado, Milagro and Milagro Pampa Projects at our Los Zorros gold property in preparation for a drill program to test these various project areas for multiple large gold targets (see heading “Los Zorros Property, Chile” near the beginning of the Management Discussion).  During the second quarter ended June 30, 2010, the Company received proceeds of $10,000 from the exercise of warrants for the purchase of 50,000 shares at $0.20 per share.

As a result of the Company’s activities during the three months ended June 30, 2010, exploration/mineral interests costs totaled $472,960 at March 31, 2010 as compared to $243,404 for the second quarter ended June 30, 2009.  A $43,088 portion of the exploration/mineral interests costs for the second quarter of 2010 was expensed in the Statement of Operations and Deficit as “Mineral Interests Administration and Investigation Costs”.  The remaining $429,872 comprises the “Deferred Expenditures” in the Statements of Mineral Interests.

Our assets categorized as “Mineral Interests” were $9,451,825 at June 30, 2010 as compared to $11,392,285 at June 30, 2009.  This decrease in “Mineral Interests” from year to year is due in part to the write-off of a $2,699,263 portion of the deferred expenditures on the INCA property at December 31, 2009 (see Note 3 to the Consolidated Financial Statements).  Certain costs were also written off December 31, 2009 on the Espejismo Property ($469), the Miscellaneous Properties-Chile ($6,671), El Desierto Property ($698) and the Eskapa Property ($20,328).

The amount of cash on hand at June 30, 2010 was $1,290,429 compared to $514,007 at June 30, 2009.  At June 30, 2010, we were debt-free, apart from accounts payable and accrued liabilities of $30,387 as compared to $45,945 at June 30, 2009.

The following comments relate to certain categories in the consolidated financial statements at June 30, 2010:

Consolidated Balance Sheet

“Contributed Surplus” - The contributed surplus includes a stock-based compensation expense of $26,815 in relation to a stock option granted during the first quarter of 2010 on 110,000 shares at $0.35 per share to a consultant on the Company’s Advisory Board.

Consolidated Statements of Operations and Deficit

“Consulting” - For the six months ended June 30, 2010 - includes a stock-based compensation expense of $26,815 in relation to a stock option granted during the first quarter of 2010 on 110,000 shares at $0.35 per share to a consultant on the Company’s Advisory Board.

“Mineral Interests Administration and Investigation Costs” - includes operating costs related to the Company’s activities in Chile and Bolivia that are not allocated to one of the Company’s specific mineral properties, and generative exploration or investigating and evaluating mineral properties not acquired by the Company.

“Office, Supplies and Miscellaneous” - includes rent and utilities for the Canadian corporate office, book-keeping/accounting, office supplies, telephone, postage, couriers, parking, mileage, and printing.

“Gain On Sale Of Assets” - for the six months ended June 30, 2009 - In 2004, the Company purchased approximately 2,028 grams of gold (“goldgrams”) which it held in an account with GoldMoney.  The market value of the gold appreciated, resulting in an accumulated “unrealized gain” of $32,705 at December 31, 2008 (also see “Accumulated Other Comprehensive Income” for the six months ended June 30, 2009).  During the first quarter of 2009, the Company sold 2,000 goldgrams for proceeds of $75,224 resulting in a $39,444 “gain on sale of assets”.

Consolidated Statements of Mineral Interests

“Geology, Mapping and Surveys” - includes salaries for geologists, support staff and geologic consultants doing work related to the respective mineral properties.

“Value Added Taxes” - Los Zorros - Chile - the Value Added Tax balance for the Los Zorros Property was reduced to a negative amount due to foreign exchange adjustments resulting from currency exchange rate differentials between the Chilean Peso and the Canadian Dollar between December 31, 2009 and June 30, 2010.

Liquidity and Capital Resources - We are an exploration company and do not have any mineral properties in production and, therefore, did not generate any revenue from operations during the three months ended June 30, 2010.  We realized a net loss of $227,520 for the second quarter ended June 30, 2010 or $0.01 per share compared to a net loss of $278,368 for the second quarter ended June 30, 2009 or $0.01 per share.  The net loss for the six months ended June 30, 2101 includes a stock-based compensation expense of $26,815 in relation to a stock option granted during the first quarter on 110,000 shares at $0.35 per share to a consultant on the Company’s Advisory Board (see Note 6.c (ii) to the Consolidated Financial Statements).  Losses are a reflection of our ongoing expenditures on our mineral properties which are all currently in the exploration stage.  Since we have no source of operating revenues, no lines of credit and no current sources of external liquidity, our ability to continue as a going concern is dependent upon our ability to raise equity capital, enter into joint ventures or borrow to meet our working capital requirements.  Based on the funds on hand, it will be necessary to raise additional financing in order to fund our ongoing general operations for the next year.  In relation to exploration programs and option payments, management will work to secure additional equity financings and/or joint venture/investment funding in order to fund our proposed exploration programs. The Company plans to focus its exploration activities over the next year on its high quality gold and silver projects in Chile including several project areas at Los Zorros. The Company will endeavor to secure the necessary financial resources to conduct these exploration activities.  See note “Forward Looking Statements” at end of this report.

In the coming years, we will require substantial additional capital to achieve our goal of discovering significant economic mineralization on one or more of our properties.  Until such time as we are able to make such a discovery and thereafter place one or more of our properties into commercial production or negotiate one or more joint venture agreements, we will be largely dependant upon our ability to raise capital from the sale of our securities to fund our operations.  We do not anticipate being able to obtain revenue from commercial operations in the short term and anticipate we will be required to raise additional financing in the future to meet our working capital and on-going cash requirements.  We intend to raise such financing through sales of our equity securities by way of private placements, and/or the exercise of warrants.  We may also secure additional exploration funding through option or joint venture agreements on our mineral properties; or through the sale of our mineral properties, royalty interests or capital assets, or borrow to meet our working capital requirements.  While we have in the past been able to raise sufficient funds to sustain our exploration programs, there is no assurance that we will continue to be able to do so.  If, for any reason, we are not able to access the capital market, our resources during this period will be limited to cash on hand and any revenues we are able to generate from joint venture or similar arrangements we may hereafter enter into. If we are unable to secure sufficient funds to pursue such proposed acquisitions and exploration to the level desired, we will adjust our proposed activities to reflect the amount of capital available to us after providing for sufficient working capital to maintain our existing operations.  See note titled “Forward Looking Statements” at the end of this report.

Financing - In the past, we have relied in large part on our ability to raise capital from the sale of our securities to fund the acquisition and exploration of our mineral properties.  During 2006 and 2007, increasing precious metal and base metal prices and revived market interest in mineral exploration companies enhanced our ability to raise funding for exploration.  For example, during the 2006 fiscal year we raised $2,604,000 from the sale of our securities through a private placement of 3,720,000 units at $0.70 per unit and additional proceeds of $1,202,800 were raised from the exercise of warrants and options.  During fiscal 2007, we raised gross proceeds of $4,594,000 from the sale of our securities through a private placement of 5,742,500 units at a price of $0.80 per unit and additional proceeds of $171,480 were realized from the exercise of options and warrants.  During the second quarter of 2008 we raised proceeds of $1,539,000 from the sale of our securities through a private placement of 2,565,000 units at $0.60 per unit.  However, in the latter part of 2008, commodity prices, particularly the price of copper, began a serious decline, eventually falling to a five year low.  Shortly thereafter, we found ourselves in the middle of a global economic crisis, with its actual or threatened bank failures, major international liquidity issues, and a general slowdown leading to a global recession.  These events also fed into both the decline in commodity prices and a decline in the share prices of most public companies including in particular junior resource stocks such as ours.  This greatly reduced our ability to raise capital.  We have been able to raise additional capital in private placements, but only at significantly lower prices, with less favourable terms, with smaller amount of proceeds and significantly higher dilution than our private placements completed in the previous several years.  During the first quarter of 2009 we raised gross proceeds of $783,050 from the sale of our securities through a private placement of 7,830,500 units at $0.10 per unit.  During the second quarter of 2009, we raised additional capital through a private placement of 3,000,000 units at a price of $0.20 per unit for proceeds of $600,000.  Over the past year there has been instability in the global financial situation, volatility in the price of precious metals, and fluctuations in the demand for, and in the prices of base metals, however, the recent increases in the prices of gold, silver and copper is improving the potential for raising capital for mineral exploration.  During the fourth quarter of 2009 the Company received proceeds totaling $1,203,000 from the exercise of warrants for the purchase of 2,265,000 shares at $0.20 per share and 2,500,000 shares at $0.30 per share. During the first quarter ended March 31, 2010, the Company received proceeds of $177,000 from the exercise of warrants for the purchase of 885,000 shares at $0.20 per share.  During the second quarter ended June 30, 2010 the Company received proceeds of $10,000 from the exercise of warrants for the purchase of 50,000 shares at $0.20 per share.  During the second quarter, the Company received share subscriptions totaling $1,034,200 towards a private placement that was completed subsequent to the second quarter (the completed private placement was 3,647,334 units at a price of $0.30 per unit for gross proceeds of $1,094,200).

Use Of Proceeds - During fiscal 2007 we completed a private placement and in regulatory filings disclosed that the intended use of the $4,594,000 proceeds would be $3,200,000 for expenditures/exploration on our mineral properties and $1,394,000 for general working capital.  The intended use of proceeds was more than fulfilled as expenditures/exploration on our mineral properties totaled $3,797,308 for the fiscal year ended December 31, 2007.  During fiscal 2008, we completed a private placement and in regulatory filings disclosed that the intended use of the $1,539,000 proceeds would be $800,000 for expenditures/exploration on our mineral properties and $739,000 for general working capital. This intended use of proceeds was more than fulfilled as expenditures/exploration on our mineral properties totaled $1,949,405 for the fiscal year ended December 31, 2008.  During the first quarter of 2009, we completed a private placement and in regulatory filings disclosed that the intended use of the $783,050 proceeds would be $400,000 for expenditures/exploration on our mineral properties and $383,050 for general working capital.  This intended use of proceeds was more than fulfilled as exploration/mineral interests costs totaled $594,469 for the first quarter ended March 31, 2009.  During the second quarter of 2009 we raised proceeds of $600,000 through a private placement and disclosed in regulatory filings that the intended use of proceeds would be $350,000 for expenditures/exploration on our mineral properties and $250,000 for general working capital.  This intended use of proceeds was more than fulfilled as exploration/mineral interests costs totaled $243,404 for the second quarter ended June 30, 2009, $239,275 for the third quarter ended September 30, 2009, and $215,313 for the fourth quarter ended December 31, 2009. Exploration/mineral interests costs totaled $328,197 for the first quarter ended March 31, 2010, and $472,960 for the second quarter ended June 30, 2010.

Anticipated Capital Requirements - Based on the funds on hand, it will be necessary to raise additional financing during the remainder of 2010 in order to fund our ongoing general operations and exploration for the next year.  In relation to exploration programs, management will work to secure additional equity financings and/or joint venture/investment funding in order to fund our proposed exploration programs at the Los Zorros property in Chile.

While we have in the past been able to raise sufficient funds to sustain our exploration programs, there is no assurance that we will continue to be able to do so.  If, for any reason, we are not able to secure equity financings, our resources during this period will be limited to cash on hand and any revenues we are able to generate from joint venture or similar arrangements we may hereafter enter into.  If we are unable to secure sufficient funds to pursue exploration to the level desired, we will adjust our proposed activities to reflect the amount of capital available to us after providing for sufficient working capital to maintain our existing operations.  Since we own our interests in the majority of our mineral properties, we do not have any significant capital obligations to third parties to maintain our property interests other than the payment of periodic patent and other government fees and the option payments listed under the “Table of Contractual Obligations” (see below).  Our anticipated cash requirements for the year are primarily comprised of the anticipated costs of conducting our exploration programs, our administrative overhead and obligations listed under the “Table of Contractual Obligations” (see below) and other operating expenses in the normal course of business. See note titled “Forward Looking Statements” at end of this report.

Table of Contractual Obligations - The following table summarizes our contractual obligations at June 30, 2010 and the effect these obligations are expected to have on our liquidity and cash flows in future periods.

Contractual Obligations	Payment Due By Period
	Total	Less than a year	1-3 Years	4-5 Years	After 5 Years
Porvenir Option (1) Option Payments	US$1,000,000	US$1,000,000
Rojas Option (2) Option Payment	US$150,000	US$150,000
Hochschild Purchase (3) Advance Royalty	US$200,000	US$100,000	US$100,000
Capital (Finances) Lease Obligations	NIL
Operating Lease Obligations	NIL
Purchase Obligations Equipment	NIL
Other Long-term Liabilities	NIL
Total Contractual Obligations and Commitments	Option Payments US$1,150,000 Advance Royalty US$200,000 (3)	Option Payments US$1,150,000 Advance Royalty US$100,000 (3)	Advance Royalty US$100,000 (3)

(1) These are option payments (US$38,500 and US$961,500) pursuant to an option to purchase mineral property forming a 2,138-hectare portion of our INCA Property under the Unilateral Option Purchase Contract dated March 31, 2006 and as revised March 31, 2008 between Sociedad Contractual Minera Porvenir and our subsidiary Minera Samex Chile S. A.  While we are not obliged to make these payments, it will be necessary to do so if we wish to preserve our interest in this portion of the property (see Note 3 “Mineral Interests” to the Consolidated Financial Statements) (see “Mineral Property Summaries” - “INCA Project”).

(2) This is an option payment pursuant to an option to purchase mineral property forming a 20-hectare portion of our INCA Property under the Unilateral Option Purchase Contract dated May 25 2006 between Oscar David Rojas Garin and our subsidiary, Minera Samex Chile S.A.  While we are not obliged to make this payment, it will be necessary to do so if we wish to preserve our interest in this portion of the property (see Note 3 “Mineral Interests” to the Consolidated Financial Statements) (see “Mineral Property Summaries” - “INCA Project” for details).

(3) Pursuant to the exercise of an option and the related Purchase Contract dated October 27, 2006 between our subsidiary, Minera Samex Chile S.A. and Compañia Minera y Comercial Sali Hochschild S.A., SAMEX holds 100% interest (subject to an NSR royalty) in concessions covering a 209-hectare portion (Milagro area) of our Los Zorros Property.  Pursuant to the option/purchase agreement, if the concessions are not in production by December 31, 2007, advance royalty payments of US$100,000 per year are required for five years (by February 29, 2008 (paid), by March 1, 2009 (paid), by March 1, 2010 (paid), by March 1, 2011, and by March 1, 2012) to a maximum of US$500,000, or until the commencement of commercial exploitation.  The advance royalty payments are recoverable from future royalty payments.  SAMEX is not obligated to pay the advance royalty if it elects to return the concessions to the previous owner (see “Mineral Property Summaries” - “Los Zorros Property” for details).

Stock Options - Under the Company’s “rolling” Stock Option Plan approved by shareholders and accepted by the TSX Venture Exchange, the Company may reserve up to 10% of its issued and outstanding shares for issuance (less any shares already issued under existing stock options).  At June 30, 2010, 8.8% of the Company’s issued and outstanding shares were reserved for stock options.  At June 30, 2010 options were outstanding to acquire 8,600,000 shares as follows:

Optionee	Date of Option	# of Shares	Price	Expiry Date
Jeffrey Dahl	April 20, 2005 May 2, 2006 Feb 23, 2007 Sep 4, 2009	350,000 300,000 270,000 625,000	$0.40 $0.85 $0.84 $0.20	April 20, 2015 May 2, 2016 Feb 23, 2017 Sep 4, 2019
Peter Dahl	April 20, 2005 May 2, 2006 Feb 23, 2007 Sep 4, 2009	350,000 150,000 150,000 400,000	$0.40 $0.85 $0.84 $0.20	April 20, 2015 May 2, 2016 Feb 23, 2017 Sep 4, 2019
Robert Kell	April 20, 2005 May 2, 2006 Feb 23, 2007 Sep 4, 2009	350,000 300,000 275,000 625,000	$0.40 $0.85 $0.84 $0.20	April 20, 2015 May 2, 2016 Feb 23, 2017 Sep 4, 2019
Larry McLean	April 20, 2005 May 2, 2006 Feb 23, 2007 Sep 4, 2009	350,000 300,000 250,000 625,000	$0.40 $0.85 $0.84 $0.20	April 20, 2015 May 2, 2016 Feb 23, 2017 Sep 4, 2019
Allen Leschert	April 20, 2005 May 2, 2006 Feb 23, 2007 Sep 4, 2009	350,000 150,000 150,000 400,000	$0.40 $0.85 $0.84 $0.20	April 20, 2015 May 2, 2016 Feb 23, 2017 Sep 4, 2019
Brenda McLean	April 20, 2005 May 2, 2006 Feb 23, 2007 Sep 4, 2009	175,000 150,000 75,000 250,000	$0.40 $0.85 $0.84 $0.20	April 20, 2015 May 2, 2016 Feb 23, 2017 Sep 4, 2019
Philip Southam	April 20, 2005 May 2, 2006 Sep 4, 2009	30,000 70,000 150,000	$0.40 $0.85 $0.20	April 20, 2015 May 2, 2016 Sep 4, 2019
Francisco Vergara	May 2, 2006 Sep 4, 2009	50,000 150,000	$0.85 $0.20	May 2, 2016 Sep 4, 2019
Manuel Avalos	May 2, 2006 Sep 4, 2009	100,000 150,000	$0.85 $0.20	May 2, 2016 Sep 4, 2019
Jorge Humphreys	May 2, 2006	20,000	$0.85	May 2, 2016
Jean Nicholl	May 2, 2006 Sep 4, 2009	20,000 50,000	$0.85 $0.20	May 2, 2016 Sep 4, 2019
Jorge Espinoza	May 2, 2006	30,000	$0.85	May 2, 2016
Gerald Rayner	Sep 24, 2007	50,000	$0.80	Sep 24, 2012
Adrian Douglas	Dec 20, 2007 Jan 15, 2009 Sep 4, 2009 Jan 29, 2010	60,000 60,000 30,000 110,000	$0.70 $0.20 $0.20 $0.35	Dec 20, 2012 Jan 15, 2014 Sep 4, 2019 Jan 29, 2015
Patricio Kyllmann	Sep 4, 2009	100,000	$0.20	Sep 4, 2019

Research and Development, patents and licenses, etc. - We are a mineral exploration company and we do not carry on any research and development activities.

Trend Information - We anticipate that the price of gold, silver, and copper will continue to be volatile, but will generally increase over the next year which should enable us to secure additional equity financing.  Metal prices cannot be predicted with accuracy and our plans will be largely dependant upon the timing and outcome of metal markets, particularly the price of gold, silver and copper which is entirely outside of our control.  See note titled “Forward Looking Statements” at the end of this report.

The prices of precious metals and base metals fluctuate widely and are affected by numerous factors beyond our control, including expectations with respect to the rate of inflation, relative strength of the U.S. dollar, Chilean Peso and of other currencies as against the Canadian Dollar, interest rates, and global or regional political or economic crisis.  The demand for and supply of precious metals and base metals may affect precious metals and base metals prices but not necessarily in the same manner as supply and demand affect the prices of other commodities.  If metal prices are weak, it is more difficult to raise financing for our exploration projects.  There is no assurance our attempts to attract capital will be successful.  Failure to attract sufficient capital may significantly affect our ability to conduct our planned exploration activities. Conversely, when metal prices are strong, competition for possible mineral properties increases as does the corresponding prices for such prospective acquisitions and the cost of drilling and other resources required to conduct exploration activities.

We have followed the policy of, at year end, writing down to nominal value any of our mineral properties on which we have not conducted any significant exploration activities during that fiscal year and do not plan to conduct exploration activities within the current year, regardless of our long term view of the prospects of the particular property.  Since our future exploration activities are dependent upon a number of uncertainties including our ability to raise the necessary capital (which is in turn affected by external factors such the prices of precious and base metals), we may be required, by application of this accounting policy, to write down other properties now shown as an asset in our consolidated financial statements to nominal value, even though we may intend to conduct future exploration activities on them after the current fiscal period.

Off Balance Sheet Arrangements - We do not have any material off-balance sheet arrangements out of the ordinary course of business other than verbal employment or consulting agreements with our executives.

Disclosure Controls and Procedures - The Chief Executive Officer and Chief Financial Officer of the Company evaluated the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2009 and concluded that as of such date, the Company’s disclosure controls and procedures were adequate and effective to ensure that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities.  During the period covered by this report, there were no significant changes in the Company’s internal controls or in other factors that materially adversely affected, or are reasonably likely to materially adversely affect, the Company’s internal control over financial reporting.

Audit Committee & Compensation Committee - The Audit Committee is governed by the Company’s Audit Committee Charter. The Audit Committee is composed of director, Larry McLean, Vice President, Operations and Chief Financial Officer of the Company who is not independent, and directors, Peter Dahl and Allen Leschert (non-executive directors of the Company) who the Board of Directors have determined to be independent in accordance with the requirements of our Audit Committee Charter. All three members have been directors of the Company since 1995 and have, in the course of their duties, engaged in the review and analysis of - and/or have actively supervised persons engaged in the preparation, auditing and analysis of - numerous interim and annual financial statements for the Company, as well as for other public companies for which they have served as directors or officers.  Allen Leschert, who serves as committee chairman, also has more than 20 years experience as a securities lawyer.  In addition to holding a law degree, he also holds a B. Comm. (with distinction), specializing in Corporate Finance and Accounting.  All three of the Audit Committee members are “financially literate”.  The Audit Committee’s primary function is to review the annual audited financial statements with the Company’s auditor prior to presentation to the Board.  The audit committee also reviews the Company’s interim un-audited quarterly financial statements prior to finalization and publication.

Our Compensation Committee is composed of non-executive directors, Peter Dahl and Allen Leschert, and executive director, Larry McLean.  The Compensation Committee was established to assist and advise the Board of Directors with respect to any and all matters relating to the compensation of the executive officers of the Company or other such persons as the Board may request from time to time.

No Exposure to Non-Recourse Loans, Derivatives or Liquidity Problems  - Our working capital and excess cash are immediately redeemable at any time and are not exposed to the liquidity problems associated with certain short-term investments such as asset-backed securities.  The Company does not have any joint venture agreements on any of its mineral properties whereby the Company is exposed to non-recourse loans.  SAMEX Mining Corp. is not a party to, nor bound by any agreement, document or instrument whereby the Company’s interest in mineral properties may be reduced or diluted, or whereby the Company may incur any other liabilities or obligation as a direct or indirect result of any derivative embedded in any agreement, document or instrument.

Additional Disclosure For Venture Issuers Without Significant Revenue - The information required by National Instrument 51-102 is disclosed in the attached consolidated financial statements to which this Management Discussion & Analysis relates.

QUARTER BY QUARTER SUMMARY

Summary For The First Quarter Of 2010 - For The Three Months Ended March 31, 2010

During the first quarter ended March 31, 2010 we continued exploration work in the Nora, Cinchado and Milagro Project areas of our Los Zorros gold property in preparation for a drill program to test these various project areas for multiple large gold targets.  We also made an advance royalty payment related to the “Hochschild Purchase” by which we acquired concessions that are part of our Los Zorros Property in Chile.  During the first quarter ended March 31, 2010, the Company received proceeds of $177,000 from the exercise of warrants for the purchase of 885,000 shares at $0.20 per share.

Advance Royalty Payment Made On Los Zorros Property, Chile - On February 26, 2010 the Company made an advance royalty payment of US$100,000 (in Chilean peso equivalent) in relation to a 209-hectare-portion of the Los Zorros property which the Company purchased pursuant to the “Hochschild Purchase”.  Pursuant to the option/purchase agreement, if the concessions are not in production by December 31, 2007, advance royalty payments of US$100,000 per year are required for five years (by February 29, 2008 (paid), by March 1, 2009 (paid), by March 1, 2010 (paid), and by March 1, 2011, and March 1, 2012) to a maximum of US$500,000 or until the commencement of commercial exploitation.  The advance royalty payments are recoverable from future royalty payments.

Employees, Salaries, Payments to Related Parties - During the first quarter of 2010 we had 18 employees, the majority of which were involved in activities related to our mineral properties in Chile.  By comparison, we had 21 employees during the first quarter of 2009.  Salaries for employees who are also directors or officers of the Company totaled $105,895 during the first quarter ended March 31, 2010, a $29,995 portion of which was capitalized to mineral interests (compared to the first quarter of 2009 when their salaries totaled $110,783, a $34,883 portion of which was capitalized).   Allen D. Leschert, one of our directors, provides legal services to us through Leschert & Company Law Corporation.  Leschert & Company charged $2,145 for legal services during the first quarter ended March 31, 2010 (first quarter 2009 - $1,967).

Directors and Officers of the Company during the first quarter of 2010 were: Jeffrey P. Dahl - President, CEO & Director, Peter J. Dahl - Chairman & Director, Robert E. Kell - Vice President Exploration & Director, Allen D. Leschert - Director, Larry D. McLean - Vice President Operations, CFO & Director, Brenda L. McLean - Corporate Secretary.

Investor Relations - Investor relations activities during the first quarter were handled by management and included telephone contacts and “Glance” desk-top-sharing presentations and in-person meetings with shareholders, brokers and investors.

Stock Options - During the first quarter ended March 31, 2010, the Company granted a consultant on the Company’s Advisory Board stock options on 110,000 shares at $0.35 per share with a fair value on the grant date of $26,815.  This stock-based compensation expense of $26,815 was expensed in the category “Consulting” in the consolidated statement of operations and deficit.  Also, during the first quarter of 2010, options expired on 150,000 shares at $0.65 per share.

Warrants - During the first quarter of 2010, warrants were exercised for the purchase of 885,000 shares at $0.20 per share for proceeds of $177,000.

SECURITIES ISSUED DURING THE FIRST QUARTER ENDED MARCH 31, 2010

Outstanding shares at December 31, 2009 - 96,856,665
Date of Issue	Type of Security	Type of Issue	Number of Shares	Price	Total Proceeds	Type of Consideration	Commission/ Finder’s Fees
Jan 4/10	Common Shares	Warrant Exercise	35,000	$0.20	$7,000	Cash	N/A
Jan 14/10	Common Shares	Warrant Exercise	750,000	$0.20	$150,000	Cash	N/A
Feb 15/10	Common Shares	Warrant Exercise	100,000	$0.20	$20,000	Cash	N/A
Outstanding shares at March 31, 2010 - 97,741,665

Summary For The Second Quarter Of 2010 - For The Three Months Ended June 30, 2010

During the second quarter we continued exploration work at four individual projects (the Milagro, Nora, Cinchado and Milagro Pampa Projects) situated within our Los Zorros gold property holdings in Chile.  The Company held its Annual General Meeting  during the second quarter and the directors were again elected for the ensuing year.  We also arranged a private placement to fund our gold exploration in Chile.

Private Placement - During the second quarter, the Company received share subscriptions totaling $1,034,200 towards a private placement that was completed just subsequent to the second quarter.  The completed private placement raised gross proceeds of $1,094,200 by placement of 3,647,334 units comprised of one common share and one-half of a share purchase warrant at a price of $0.30 per unit.   One full warrant entitles the holder to purchase an additional common share at a price of $0.35 per share if exercised at any time during the two year term of the warrant which expires July 8, 2012.  The units (3,647,334 shares and 1,823,668 warrants) were issued July 8, 2010 and are subject to a hold period until November 9, 2010.  A cash finder’s fee of $3,000 was paid to Raymond James Ltd. in relation to the placement of 200,000 of the units. The proceeds of the private placement will be used for gold exploration on the Nora, Cinchado, Milagro and Milagro Pampa Projects at the Los Zorros Property in Chile and for general working capital.

Annual Meeting - The Company’s Annual General Meeting was held in Abbotsford, BC on May 26, 2010. The shareholders passed an ordinary resolution at the meeting to determine the number of directors of the Company at five (5). The following five directors of the Company were again elected for the ensuing year.  Directors and Officers of the Company are: Jeffrey P. Dahl - President, CEO & Director, Peter J. Dahl - Chairman & Director, Robert E. Kell - Vice President Exploration & Director, Allen D. Leschert - Director, Larry D. McLean - Vice President Operations, CFO & Director.  Brenda L. McLean was again appointed as Corporate Secretary.  Audit Committee member are: Larry McLean, Peter Dahl and Allen Leschert.  Compensation Committee members are: Peter Dahl, Allen Leschert and Larry McLean.

Annual Approval of Stock Option Plan -The TSX Venture Exchange (the “Exchange”), under its Stock Option Policy requires listed companies to adopt a stock option plan which must be approved annually by the Company’s shareholders and by the Exchange.  At the Annual General Meeting held on May 26, 2010 the shareholders passed an ordinary resolution giving annual approval to the Company’s “rolling” Stock Option Plan and, subsequently the Exchange also accepted the yearly filing of the Stock Option Plan.  Under the Company’s “rolling” Stock Option Plan, the Company may reserve up to 10% of its issued and outstanding shares for issuance (less any shares already issued under existing stock options).

Form 20F Annual Report Filed With the U.S. SEC - During the second quarter we completed and filed our Form 20F Annual Report, a detailed disclosure document the Company files annually with the United States Securities and Exchange Commission (“SEC”) to register its securities in the US (Form 20-F Registration #0-13391).

Investor Relations - Investor relations activities during the second quarter were handled by management and included telephone contacts and “Glance” desk-top-sharing presentations and in-person meetings with shareholders, brokers and investors.

Directors and Officers of the Company during the second quarter of 2010 were: Jeffrey P. Dahl - President, CEO & Director, Peter J. Dahl - Chairman & Director, Robert E. Kell - Vice President Exploration & Director, Allen D. Leschert - Director, Larry D. McLean - Vice President Operations, CFO & Director, Brenda L. McLean - Corporate Secretary.

Employees, Salaries, Payments to Related Parties - During the second quarter of 2010 we had 18 employees, the majority of which were involved in activities related to our mineral properties in Chile.  By comparison, we had 20 employees during the second quarter of 2009.  Salaries for employees who are also directors or officers of the Company totaled $115,166 during the second quarter ended June 30, 2010, a $39,266 portion of which was capitalized to mineral interests (compared to the second quarter of 2009 when their salaries totaled $109,201, a $33,301 portion of which was capitalized).   Allen D. Leschert, one of our directors, provides legal services to us through Leschert & Company Law Corporation.  Leschert & Company charged $8,531 for legal services during the second quarter ended June 30, 2010 (second quarter 2009 - $10,635).

Stock Options -  There were no stock options granted, exercised, or expired during the second quarter ended June 30, 2010.

Warrants - During the second quarter ended June 30, 2010, the Company received proceeds of $10,000 from the exercise of warrants for the purchase of 50,000 shares at $0.20 per share.  No warrants were issued during the second quarter.

SECURITIES ISSUED DURING AND SUBSEQUENT TO THE SECOND QUARTER ENDED JUNE 30, 2010

Outstanding shares at March 31, 2010 - 97,741,665
Date of Issue	Type of Security	Type of Issue	Number of Shares	Price	Total Proceeds	Type of Consideration	Commission/ Finder’s Fees
Apr 12/10	Common Shares	Warrant Exercise	50,000	$0.20	$10,000	Cash	N/A
Outstanding shares at June 30, 2010 - 97,791,665
Jul 8/10	Common Shares Warrants	Private Placement	3,647,334 Shares 1,823,668 Warrants	$0.30	$1,094,200	Cash	$3,000
Outstanding shares at the date of this report - August 16, 2010 - 101,438,999

MINERAL PROPERTY SUMMARIES

LOS ZORROS PROPERTY, Chile

The Los Zorros Property in the Atacama region of northern Chile is located approximately 60 kilometers south of the city of Copiapo, Chile.  The property is accessed by vehicle by driving approximately 60 kilometers south of the city of Copiapo on the paved, two-lane Pan American Highway (Highway 5) then traveling 5.5 kilometers east on a government maintained dirt road to the western boundary of the property and a further 4 kilometers to the Company’s exploration camp.  Although gold is the primary focus of SAMEX’s exploration at Los Zorros, important values of silver and copper are also present in certain target areas.

The Los Zorros Property includes approximately 80 square kilometers of a little-explored old mining district of numerous small, gold, silver and copper mines and showings.  The Los Zorros property covers the entire breadth of a regional anticlinorium in an area that is the locus of younger intrusive activity which intruded up through the fold-deformed lower Cretaceous section of volcaniclastic, siliclastic, and limestone formations and intrusive diorite sills.  This younger intrusive activity likely spawned the significant mineralized areas being explored by SAMEX including: the Nora and Milagro Projects (gold), Milagro Pampa Project (copper-gold-silver), Cinchado and Lora Projects (gold and copper-gold), and many outlying occurrences yet to be systematically explored including: La Florida and Lora Southeast (gold and copper-gold), Virgen de Carmen and Colorina (copper-silver), and Salvadora (barite vein swarm).  The combined features and geologic setting at the Los Zorros Property are similar to features and setting associated with the numerous gold deposits of the Carlin District and the Eureka-Battle Mountain Trends in Nevada, USA.   These important and intriguing geologic features at Los Zorros may be associated with multiple precious metal deposits, which SAMEX plans to pursue with aggressive exploration.

During 2004, we completed 8,617 meters of diamond core drilling in 26 holes, 10,800 meters of bulldozer trenching in 65 trenches and more than 3,100 trench and surface samples/assays; and an additional 1,865 meters of trenching (10 trenches/559 samples) during 2005.  Phase I exploration work was conducted on only a portion of the target/project areas that we have identified to-date at Los Zorros.  During Phase I exploration, SAMEX utilized a numbering system (ie. Exploration Area I, II, III, IV, etc) to designate the numerous target areas, in part because broader strategic land acquisition activities were ongoing.  With the Company’s land position now satisfactorily expanded, the Company is using the historic names of the various mines and landmarks to identify the various project areas: Exploration Area I is now Lora and Lora S.E.; Exploration Area II is now Milagro, Milagro Pampa, Florida and West Florida; Exploration Area III is now Nora; Exploration Area IV is now Cinchado; Exploration Area V is now Salvadora; Exploration Area VI is now Colorina; and Exploration Area VII is now Virgen del Carmen.

Our Phase I exploration yielded significant results including: Nora - DDH-N-04-05 with 15.96 g/mt gold over 7.66 meters, Trench TN-9 with 0.757 g/mt gold over 131 meters, and Trench TN-3 with 0.558 g/mt gold over 117 meters; Milagro - DDH-ML-04-01 with 2.579 g/mt gold over 4.4 meters true width; West Florida - trench TMW-10 with .405 g/mt gold over 138 meters; Cinchado - values ranging from 0.05 to 9.5 g/mt gold in 151 rock-chip samples of breccia in the open-cut of the old San Pedro mine.

SAMEX resumed exploration at the Los Zorros Property in 2009.  The encouraging results from phase I exploration, trenching and drilling during 2004-2005 provide important guides for our current exploration that is focused on designing future exploration drilling programs for these areas.  As described below, the Los Zorros property contains numerous significant project areas on a single property holding and thus represents a very important, strategic opportunity for SAMEX.

Cinchado - Our exploration work at the Los Zorros Property during 2009 identified a significant gold exploration target in the Cinchado Project area of the property.  Our news release No. 1-10 reported the following: SAMEX Defines Significant Gold Exploration Target At Cinchado Gold Project - Los Zorros Property, Chile - SAMEX has identified a significant Carlin-type breccia- and sediment-hosted gold exploration target in the Cinchado Project area of its Los Zorros Property in Chile.  The target is positioned in a large down-faulted structural block adjacent to an up-thrown fault block containing a wedge-shaped breccia body.  This 40-meter thick breccia was historically exploited for gold on a small scale at the San Pedro mine.  Detailed exploration work by SAMEX indicates that the gold-mineralized breccia of the San Pedro mine may be a small, faulted-off portion of a more extensive breccia body at a drilling depth of 250 to 300 meters beneath the Cerro (Mt.) Cinchado area.

In SAMEX’s proposed exploration model, the gold target is described as a thick, 400-meter by 700-meter tabular-shaped breccia zone within a largely intact, sizeable structural block.  Based on these dimensions, a 40-meter thickness and an assumed historic 3-gram gold grade of the San Pedro Mine breccia, the target area would be permissive for 30 to 40 million metric tonnes grading 2 to 3 grams/tonne gold, likely with a significant credit in copper and possibly some silver.  If drilling were to discover that the breccia extends down into a steep, large breccia pipe - which is a viable geologic possibility - the target could be considerably larger.  Readers are cautioned that the potential quantity and grade of the target is conceptual in nature.  There has been insufficient exploration to define a mineral resource and it is uncertain if further exploration will result in discovery of a mineral resource within the Cinchado breccia target. The target is based on a model developed by the Company using available geological information which, although thought by the Company to be a reasonable explanation for the occurrence of identified mineralization in the Cinchado area, has yet to be proven by drilling and other exploration activities.

The San Pedro Mine is situated at the south end of Cerro Cinchado, a prominent, isolated mountain.  A review of the results of numerous surface, underground chip and bulk samples taken by the previous owner during underground mining activities between 1979 and 1987, and before the onset of open-cut mining, show historical gold grades in the breccia ranging from 0.2 to 37 grams/tonne with an average grade of around 3.2 grams/tonne.  A former mine operator who conducted open cut mining of the breccia from 1991 to 1993 also reported an average grade of just over 3 grams/tonne.  These historic results have not been verified by SAMEX.  However, continuous rock-chip sampling by SAMEX of breccia exposures left around the pit walls (71 samples) gave an average gold content of 1.905 g/mt and a range of gold values of 0.037 to 9.5 grams/tonne with 38 of the samples (53%) containing greater than 1 gram/tonne gold.

The breccia of the San Pedro mine is composed of clasts including jasperoid silica, altered calcareous siltstone, skarn, several igneous rock types, limestone, and breccia.  The gold-mineralized breccia body is a nearly flat to gently dipping wedge-shaped body which can be traced out eastward to distal parts with negligible gold content, but containing a characteristic suite of anomalous Cu, Ag, Zn and anomalous pathfinder metals (As, Sb, Hg) with much coarse-bladed barite deposition.

Of particular importance, geologic mapping has found that these same distal features (including a zone of breccia/brecciated limestone in-filled with abundant coarse-bladed barite, jasperoid mantos layers, jasperoid (+/-barite) veins/veinlets with anomalous copper and pathfinder metal content) can be traced in outcrop in continuous fashion for 1,200 meters semi-circular distance around the entire east and north sides of Cerro Cinchado (the down-faulted block).   The evidence in these distal outcrops provides significant credence for the gold exploration target defined at Cinchado.  Jeffrey Dahl, President and CEO remarked, “The San Pedro breccia and these distal breccia outcrops could be the flared-out edge to a large, central, mineralized breccia beneath the dome-shaped Cerro Cinchado - this may be just the tip of the iceberg.  If our exploration confirms this model, it could have a very positive impact on the Company.”  A video-gram entitled “Cinchado Gold Project” and a related graphics plate with map-views, photos and cross-sections has been posted on the SAMEX website at www.samex.com.

Cinchado is only one of several highly prospective project areas that SAMEX is exploring at the Los Zorros Property.

Below are summaries/histories of other important exploration project areas within the Los Zorros property that we identified during our first phase of exploration in 2004 and 2005 and that we will be further exploring:

NORA, High-Grade Gold Target - Nora is a large area hosting a complex swarm of numerous copper-gold-mineralized barite veins and a series of broad zones of anomalous gold we exposed by trenching.  The upper oxide parts of some principal veins of the swarm have been mined historically on a small scale for gold, copper and barite.  Exploration work we carried out at Nora during 2004 included: geologic mapping and surface outcrop rock-chip sampling mostly across principal vein structures (193 samples), approximately 2,000 meters of trenching (14 trenches/520 channel samples), and 3,799.5 meters of core drilling in 10 holes, and during 2005, an additional 1,865 meters of trenching (10 trenches/559 samples).

During phase I drilling at Nora, an impressive, mantos-style (layered), high-grade gold intersection (15.96 g/mt gold over 7.66 meters or 0.51 oz/mt over 25.12 ft.) was made in drill hole DDH-04-05.  The intersected gold mineralization occurs in a complicated package of volcaniclastic detrital rocks, volcanic breccia, and minor siliclastic sedimentary rocks.  The highest grades of gold occur within a distinctly layered clastic sequence and specifically within two, closely spaced, unique black-matrix breccia sub-intervals which have been silicified and contain abundant disseminated pyrite and minor chalcopyrite.  A 250-meter wide alteration halo surrounds the gold mineralized interval and consists of a narrow outer chloritic zone and thick interior zone of silica-clay-pyrite with scattered veinlets of quartz-pyrite+/-chalcopyrite.  Coincident with the alteration halo are numerous anomalous to highly anomalous values of copper, mercury, and silver and many elevated (>25 ppb to <100 ppb range) to anomalous (>100 ppb range) gold values.  This alteration and geochemical expression suggests strong and widespread mineralizing processes were associated with the deposition of the gold-rich interval.

Importantly, the high-grade, gold-mineralized interval is possibly widespread beneath the NORA area.  The substantial width of the haloes of both the associated hydrothermal alteration and anomalous values of copper, mercury, and silver, plus elevated to anomalous gold surrounding the gold-mineralized interval in DDH-N-04-05, indicate a strong mineralizing system that could have produced an extensive gold ore body of moderate- to high-grade nature. This may be supported by the presence at the surface, of numerous copper-gold-mineralized barite veins and a series of north-trending broad zones of anomalous gold exposed by trenching which may be leakage up from the deeper seated, high-grade, gold-mineralized mantos.  These anomalous gold zones may prove to comprise an important guide to deeper seated high-grade gold mineralization.  The area of veins and anomalous gold zones measures 1,200 meters by 1,000 meters and if the gold-rich mantos layer extends beneath much of this prospective area, a large target could be present. This target potential is conceptual in nature, there has been insufficient exploration to define a mineral resource at Nora and it is uncertain if further exploration will result in discovery of a mineral resource within the NORA area.

The high-grade gold mineralization at NORA is only one of several very exciting exploration project areas at the Los Zorros Property.

Milagro - Milagro is an area where gold was previously mined on a small scale at the Milagro Mine via open cut methods.  The gold mineralization within the small local mine workings occurs with distinct clay alteration and silicification and may be much-more extensive beneath surrounding areas to the previous mining activity.  PIMA analyses of altered tuff samples from the mine area show mineral assemblages typical of high-level epithermal gold-mineralized systems (opaline, silica, silica-jarosite, alunite-halloysite-montmorillonite, smectite-kaolinite, serecite-pyrophyllite, illite-silica, gypsum-silica and jarosite silica).

During recent exploration during the first quarter of 2010 in the Milagro Project area, an elongate outcrop of jasperoid/silica breccia was sampled and returned precious metal values ranging from 0.39 to 2.01 grams/tonne gold and 3.1 to 28 grams/tonne silver (eight chip samples, each across approx. 0.5 meters).  The discovery of this Carlin-style jasperoid/silica breccia occurrence may have positive implications for the overall extent and target size of the Milagro Project area, where our phase I drill hole ML-04-01 encountered 97.3 meters averaging 0.302 g/t gold, including 2.579 g/t gold over 4.7 meters (previously reported in 2005).

Importantly, the outcropping gold-bearing leakage features provide strong credence to extend the area previously considered prospective at the Milagro Project, an additional kilometer to the southeast.  The target implications will be incorporated into the ongoing exploration program and be reported on in greater detail in the future.

At the Milagro Project, a dense gabbro sill caps gold mantos layers and a +/-90-meter-thick underlying breccia, which also contains highly anomalous gold.  The capping gabbro sill appears to have acted as a barrier to ascending mineralizing fluids, which then pooled and spread out beneath it in favorable stratigraphic intervals producing gold-mineralized mantos and a thick breccia layer.  The gabbro and underlying thick gold-mineralized package of mantos and breccia are open down-dip in a southeast direction and have not yet been drill tested.

At the northwest end of the project area one of the gold-mineralized mantos layers is exposed in shallow open cuts at the historic Milagro mine.  Earlier phase I exploration drilling was limited to only two core holes near the Milagro mine to initially determine the character and geologic features of the gold mineralization.  It is highly encouraging to observe Carlin-style precious metal mineralized jasperoid/silica breccia in outcrop more than a kilometer away to the southeast.  It demonstrates that mineralizing fluids leaked upwards along fault-controlled pathways through the capping gabbro and suggests the area of gold mineralization beneath the gabbro may be more extensive.

Similar Carlin-style gold mineralization and alteration features have also been observed at the neighbouring Nora and Cinchado Project areas of the Los Zorros Property.  Importantly, SAMEX's exploration work at the Los Zorros property has corroborated many geologic features as being analogous to the Carlin Trend district in Nevada.  These observations and results have significant implications for target models and exploration programs going forward.  Geologic fieldwork, in part is focused on finding and mapping the distribution of these leakage features to help guide future exploration drilling efforts.

The Milagro, Nora, Cinchado and Milagro Pampa projects are being simultaneously advanced and prepared for a drilling program to test multiple large gold targets for Carlin-style ore bodies.  A “Milagro Gold Project” graphics plate with map-views, cross-section and photos has been posted on the SAMEX website at www.samex.com for viewing in conjunction with this summary information.

Milagro Pampa - The Milagro Pampa area hosts a stockwork-veined, sericite-clay-quartz-altered/pyritized gabbro sill with strongly anomalous copper-gold-silver and mercury content which is concealed beneath pampa cover and was discovered during Phase I drilling in hole ML-04-03.  The strong alteration, anhydrite and quartz-pyrite stockwork veining, and highly anomalous copper content intersected suggests that Milagro Pampa is near the center of the intrusive porphyry source of the mineralizing system.  The hole did not quite reach and penetrate through the floor of an altered and mineralized gabbro body, but garnet skarn xenolith blocks comprising the last twenty meters suggest that the hole was stopped near the floor contact with underlying rock.  The strong alteration, pyritization and variable anomalous copper over the entire length of the hole may comprise the outer halo to substantial gold-copper mineralization hosted in altered porphyry and layered skarnoid sedimentary and volcaniclastic rocks that likely underlie the gabbro body.

In light of the gold mineralization being concentrated just below the floor of the gabbro unit at the Milagro Mine, exploration results make a strong case to test for copper-gold mineralization underlying the gabbro in the Milagro Pampa area.  The fault-bounded prospective area of Milagro Pampa measures 1000 meters by 500 meters with the top of the target becoming progressively deeper in a down-dip direction to the east (ranging approximately 400 to 500 meters vertical depth).

West Florida - West Florida is an area where Phase I trenching and sampling exposed silicified and clay-altered quartz-eye porphyritic intrusion with significantly anomalous gold content including a 138-meter interval averaging 0.405 g/mt.  The gold mineralized/altered intrusion intrudes up through a little-altered, thick diorite sill and coincides with a well-defined gravity low.  The surface outcropping, oval-shaped area of gold mineralized quartz-eye porphyritic dacite intrusion encompasses approximately 200 meters wide by 400 meters long.   Similar altered/mineralized porphyritic intrusion outcrops/daylights elsewhere in the vicinity, indicating the target extends over a much greater distance beneath the surrounding area.

Lora - The Lora project at Los Zorros is situated in an area of pampa and low-lying hills with numerous prospected showings of fault-hosted, fracture-controlled and veinleted, oxide-copper mineralization.  Bulldozer trenching exposed a large copper-gold-molybdenum anomaly within variably leached rocks over an area measuring approximately 1,000-meters long and 800-meters wide (open-ended to the east) with anomalous copper (>250 ppm), gold (>100 ppb) and elevated molybdenum (>10 ppm) in trench (see table below) and outcrop samples.

Trench	Length In Meters	Average Copper %	Average Gold ppm*	Average Molybdenum ppm
P-1	106.0	0.105	0.039	20
P-2	219.0	0.252	0.103	13
P-3	213.4	0.186	0.212	33
P-5	67.0	0.266	0.189	20
P-6	110.8	0.145	0.256	12
P-9b	104.3	0.066	0.069	18
P-9c	89.0	0.077	0.018	51
P-16	129.4	0.277	0.149	12
P-18	207.3	0.102	0.081	<2
C-1	199.0	0.069	0.100	<6
LR1-17	51.0	0.051	0.580	17
Weighted average of trench samples in target area		0.151	0.143	17

     * Analytical results are reported in parts per million (ppm).  1 ppm = 1 gram/metric tonne (g/mt)

The geologic setting of this target has been disclosed by trenching to be porphyritic diorite and quartz diorite which has been strongly hypogene altered (clay-silica and sericite-pyrite) and cut by later igneous dikes.  Strong supergene effects have produced secondary clays plus iron-oxide and oxide-copper minerals.  The oxide-copper mineralization occurs in all rock types mostly as copper wad and chysocolla along abundant fractures, structurally controlled wide zones of multiple orientation, and as strong disseminations in altered diorite.  The original copper mineralization appears likely to have been comprised of gold-bearing, copper sulfide (chalcopyrite) associated with the hypogene alteration within the porphyritic dioritic rocks.

During our phase-one drilling program in 2004, six core drill holes tested only a portion of the porphyry intrusions, encountering long intervals of low-grade copper/gold mineralization (see table below) in each hole.  Drilling was principally along a 500-meter long fence of four inclined holes (P1, P2, P3, P4) which were spaced on an east-west line, systematically testing across the central part of the large copper/gold anomaly defined earlier by trenching.  Two additional inclined holes (P5 and P6) were drilled 200-meters southwest, and 400-meters south of the fence, respectively.

Hole #	From	To	Interval (m)	Cu %	Au ppm
P1	5.45	228	222.55	0.163	0.061
including	16.7	37	20.3	0.499	0.051
	14	86	69.3	0.236	0.045
AND incl.	206.5	227	20.5	0.404	0.276
P2	7.5	245.8	238.3	0.144	0.117
including	178	204	26	0.31	0.216
P3	2.1	330	327.9	0.175	0.147
including	2.1	72	69.9	0.29	0.243
P4	6.5	306	299.5	0.163	0.108
including	9.5	86.75	77.25	0.249	0.145
OR incl.	9.5	132	122.5	0.237	0.152
P5	6.3	293.2	286.9	0.035	0.03
P6	7.5	221.5	214	0.083	0.057

Evaluation of the drill data suggests that this mineralization may represent the low-grade, distal zone or outer halo to more intensely altered and better mineralized parts of the porphyry copper/gold system within the Lora area.  Further exploration is required in the Lora area to search for higher grade oxide and secondary sulfide mineralization which may be advantageously positioned at shallow depths and for protore zones of combined high copper/gold grade with significant width.

Our first phase exploration, trenching and drilling during 2004 and 2005 was conducted in the Nora, Milagro, and Lora areas, which are only a portion of the project areas at the Los Zorros property.  The Cinchado, Colorina, Virgin del Carmen, and Salvadora areas at Los Zorros have yet to be explored by drilling.  Following are brief summaries of the Colorina, Virgin del Carmen, and Salvadora areas:

Colorina -  Colorina is an area of strong hydrothermal alteration with geochemical values of gold, silver and copper that are characteristic of the high-level part, or outer halo, of a possible deeper seated epithermal, precious metal system.  A unique feature of the alteration found in the Colorina area is its unusually high sodium enrichment which is similarly reported to occur associated with the large copper/gold deposits of the Candelaria and Punta del Cobre District situated 40 kilometers north of Los Zorros.  The area of alteration is hosted in a thick diorite sill and measures 1500-meters (north-south) by 400- to 800-meters across (east-west).  The center of the alteration is just outboard in low-lying pampa to the west of a higher, range-front mine where barite breccia and mantos-hosted oxide-copper-silver mineralization was exploited on a small scale.  The alteration is characterized by hematite-clay-silica with later fracture-controlled superimposed clay-silica.  This style of alteration and weakly anomalous gold, silver, copper suggests a position above perhaps deeper seated, gold-copper-silver (Candelaria-type), or gold-silver (Andacollo-type) mantos- and related vein zone-hosted mineralization similar to other ore bodies in this lower Cretaceous geologic belt.

Initial reconnaissance chip sampling (44 samples) of scattered outcrops of clay-red hematite altered and silicified porphyry and diorite in the area showed common elevated (0.022 to 0.082 ppm) levels of gold with anomalous silver (1 to 6.1 ppm).  Eight samples contained weakly to moderately anomalous gold values (0.173 to 1.22 ppm) with anomalous silver (1.9 to 8.4 ppm), and mercury (110 to 1180 ppb).  Higher gold values (two samples, 4.73 ppm and 5.19 ppm) are restricted to a meter-wide, oxide copper-mineralized (to 3.04% copper) northeast-trending structure.  High sodium values (most >3%) and strongly depleted calcium (most <0.5%) and magnesium (most <0.2%) in the samples suggest the colorful alteration includes a peculiar sodic metasomatism which is noted to importantly occur associated with the copper-gold deposits at Punta del Cobre and Candelaria located in this same geologic belt.   Also in this area, barite-bearing mantos-hosted and breccia-hosted silver and oxide-copper mineralization to several meters thick occurs, replacing a limestone unit just above the zone of altered porphyritic rock.  Samples across the mantos and breccia are polymetallic in character containing anomalous copper (0.32% to 1.06%), silver (11.1 to 49.3 ppm), and zinc (1365 ppm to 9230 ppm).  Detectible elevated gold values (0.011 to 0.055 ppm) are also present with markedly anomalous amounts of arsenic (2490 ppm to 2560 ppm), mercury (260 to 950 ppb), and antimony (112 to 304 ppm).  An intensive program of detailed sampling and trenching has not yet been conducted.  However, spot, outcrop chip sampling was extended northward, and a channel cut was taken along a 300-meter-long reconnaissance trench, located 400 meters north of the core area.  This east-west oriented bulldozer trench exposed numerous altered zones with widths from a meter to over 50 meters which are separated by intervals of weakly altered to unaltered diorite.  Continuous sampling along the trench wall was carried out at 5-meter-long intervals across all rock types.  The geochemical analytical results from this trench and other samples within the target area show the common presence of elevated to anomalous gold and silver, high amounts of sodium, and many samples also contain low-level anomalous copper and mercury.

Virgen del Carmen - The Virgin del Carmen area is situated along the same range front as the Colorina area and includes an area of previous small mining of oxide-copper-silver-mineralized mantos and breccia which is similar to that exploited at the small mine in the Colorina area.  Additional exploration is required to further evaluate the outlying pampa to the west of the Virgen del Carmen mine for alteration/geochemical indications of a target of deeper seated, epithermal, gold-silver-copper mineralization.

Salvadora - The Salvadora area is a barite vein system hosted in andesite and volcaniclastic rocks.  The system is +700 meters long and nearly 300 meters wide.  Historic barite mining activity to shallow depths (+/- 15 meters) focused on steep-dipping veins that averaged a meter in width.  Barite is commonly associated with gold, silver and gold-silver deposits in epithermal environments.  This area requires drilling to test the down-dip character of the veins for possible gold, silver, and copper content.  The presence of complicated minor veining locally in outcrops suggests potential for a bulk-tonnage target comprised of spaced major veins with intervening rocks containing abundant minor veins/veinlets.

In summary, the Los Zorros property contains numerous large-sized gold, silver and copper targets on a single property holding and thus represents a very important, strategic opportunity for SAMEX.  The property is geologically well-situated within the highly prospective mining belt that contains the copper-gold ore bodies of the Punta del Cobre District (150 million cumulative tonnes with an average grade of 1.5% copper, 0.2 to 0.6 g/mt gold, 2 - 8 g/t silver), the large Candelaria mine (460 million tonnes containing 0.82% copper, 0.22 g/mt gold, 3.1 g/mt silver), the large, mined-out Chanarcillo silver deposit (+100 million ounces of silver), plus many smaller copper-gold and gold ore bodies which still locally support mining operations.  Infrastructure for large mining activity is readily available in the area with power, transportation, water, communications and manpower all within advantageously close distances.  Because of the large size of the property, and the fact that our exploration is still in progress, the information and ideas behind the targets currently being developed must be considered as an evolving picture.  The possibility of defining further new targets and project areas on the property remains strong.

Sampling, analytical procedures, controls - Geochemical analyses on samples were performed by ALS Chemex, an independent, internationally recognized and ISO certified laboratory complying with the international standards ISO 9001:2000 and ISO 17025:1999.  In preparing drill core samples for analysis, the core is cut or split in half, with one half kept for reference and re-analysis if necessary, while the other half is bagged and sealed as a sample for analysis.  To provide quality control, pre-packaged, sealed, certified standard (include low and medium grade copper-gold pulps) and blank pulps are included for analysis by inserted them as samples in random order at approximately 1 per every 30 samples. To ensure chain of custody, the bagged samples for analysis are picked up by an agent of ALS Chemex and transported directly to the ALS Chemex laboratory at Antofagasta or at La Serena, Chile.

Except where otherwise noted, the analytical and test data underlying the information disclosed herein was verified by or under the supervision of Robert Kell, Vice-President Exploration for SAMEX Mining Corp. and Phil Southam, Geologist, who are “qualified persons” pursuant to Canadian Securities National Instrument 43-101 concerning Standards Of Disclosure For Mineral Projects.

The Company’s Chilean subsidiary, Minera Samex Chile, S.A, has mineral rights to 65 exploitation mining concessions that cover an area of approximately 7,833 hectares that comprise the Los Zorros property in Chile.  The Company acquired the concessions by a combination of staking and acquisition through government auctions (approximately 6,100 hectares), a purchase agreement (1,429 hectares), and by the exercise of two purchase option contracts (209 hectares and 95 hectares).  The Company holds 100% interest in the concessions subject to the terms described below in the Purchase and Sale Agreement with Compania Contractual Minera Ojos del Salado, the Purchase Option Contract with Comercial Sali Hochschild S.A., the Purchase Option Contract with Compania Minera San Estaban Primera S.A., and subject to the Finder’s Fee, Bonus and Royalty described below:

Purchase and Sale Agreement dated January 29, 2003 between our subsidiary, Minera Samex Chile S.A. and Compania Contractual Minera Ojos del Salado - We entered into a purchase agreement dated January 29, 2003, with the vendor, Compania Contractual Minera Ojos del Salado, to acquire approximately 1,429 hectares of mineral concessions covering old goldmines and gold showings in the Los Zorros district for US$50,000 cash (which has been paid).  Because of the vendor’s interest in copper, under the purchase agreement, the vendor retained a back-in right to earn an interest in the property in the event that we discover a copper deposit containing not less than two million tonnes of contained equivalent copper on or within a half kilometer of the property.  The vendor can elect to exercise the back-in right to earn a 30% interest by reimbursing us three times the expenditures incurred, and up to 51% interest by expending 100% of all further costs necessary to complete a bankable feasibility study on the property.  Thereafter, the parties would negotiate a joint venture to carry out development and mining of the property.

Purchase Option Contract dated November 6, 2003, between our subsidiary, Minera Samex Chile S.A. and Compañia Minera y Comercial Sali Hochschild S.A. - In October 2006 we completed  the acquisition of mineral concessions covering a 209-hectare-portion of the Los Zorros property (covers portions of the Milagro and Lora areas of the Los Zorros property).  Under the Option, SAMEX acquired the concessions by making option payments totaling US$230,000 as follows: US$30,000 upon signing of the Option Agreement (paid); US$50,000 by October 31, 2004 (paid); US$50,000 by October 31, 2005; (paid); US$100,000 by October 31, 2006 (paid).

Pursuant to the exercise of the option and the related Purchase Contract dated October 27, 2006, SAMEX holds 100% interest in the concessions subject to a Net Smelter Return Royalty of 2% on gold and silver, 1.5% on copper, and 1.5% on other payable minerals, if the US$ price per pound of the mineral is less than US$1 or 2% if the US$ price per pound of the mineral is US$1 or greater.  SAMEX has an option to buyout the Royalty at any time for US$1,800,000.  Pursuant to the option/purchase agreement, if the concessions are not in production by December 31, 2007, advance royalty payments of US$100,000 per year are required for five years (by February 29, 2008 (paid), by March 1, 2009 (paid), by March 1, 2010 (paid), by March 1, 2011, and by March 1, 2012) to a maximum of US$500,000, or until the commencement of commercial exploitation.   The advance royalty payments are recoverable from future royalty payments.  SAMEX is not obligated to make the advance royalty payments if it elects to return the concessions to the previous owner.

Purchase of Mineral Concessions Completed - Re; Unilateral Purchase Option Contract dated June 29, 2005 between our subsidiary, Minera Samex Chile S.A. and Compañia Minera San Estaban Primera S.A. -  In December 2006 we completed the acquisition of mineral concessions covering a 95-hectare-portion of the Los Zorros property by making option payments totaling US$200,000 over 18 months as follows: US$75,000 upon signing the Option Agreement (paid); US$25,000 by December 20, 2005 (paid); US$50,000 by March 20, 2006 (paid); and US$50,000 by December 20, 2006 (paid).  SAMEX now holds 100% interest in the concessions subject to a Net Smelter Return Royalty of 1.5% on copper, gold, silver, and other payable minerals.  SAMEX has an option to buyout the Royalty at any time for US$1,000,000.

Finder’s Fee, Bonus and Royalty - Pursuant to a Consulting Agreement dated September 25, 2002 between SAMEX and Geosupply Servicios de Geologia & Mineria & Sondajes de Diamantina, the concessions in the Los Zorros district are subject to the following finder’s fee, bonus and royalty:

a)

A finder’s fee of US$10,000 payable within 90 days of commencement of a drilling program on the concessions (which has been paid);

b)

A bonus of US$150,000 payable within one year from the date of Commencement of Commercial Production on the concessions; and

c)

Net Smelter Return royalty equal to 0.25% of Net Smelter Returns.

Patent payments must be paid annually to the Chilean government during the month of March in order to maintain the mining concessions.  Patent fee are calculated based upon the value of the Chilean Monthly Tax Unit (“M.T.U.”) which varies from month to month.  In the case of an exploitation concession the annual patent fee is calculated as one-tenth (1/10th) of the Monthly Tax Unit per hectare (for example, in March 2010 the M.T.U. was 36,752 x 1/10th = 3,675.2 Chilean Pesos per hectare which, at the Observed US$/Peso exchange rate of 516.33 at March 15, 2010 equated to approximately US$7.11 per hectare for exploitation concessions).  In the case of an exploration concession the annual patent fee is calculated as one-fiftieth (1/50th) of the Monthly Tax Unit per hectare (for example, in March 2010 the M.T.U. was 36,752 x 1/50th = 735.04 Chilean Pesos per hectare which, at the Observed US$/Peso exchange of 516.33 rate at March 15, 2010 equated to approximately US$1.42 per hectare for exploration concessions).

The Los Zorros Property is without a known body of commercial ore and our activities to date have been exploratory in nature.

INCA PROPERTY, Chile

Location and means of access - The INCA property in the Atacama region of Chile is located approximately 90 kilometers north of the city of Copiapo, Chile and 6.0 kilometers east of the paved highway that connects Copiapo to Diego Del Amargo and the El Salvador Mine.  The property is accessed by vehicle by driving north from Copiapo on paved, two-lane highway (Highway C-17) to the village of Inca de Oro.  The INCA property and the Company’s exploration camp are located about 6 kilometers east of the village of Inca de Oro along a government maintained gravel road leading to the San Pedro de Cachiyuyo district.   The INCA property is favorably situated from both a geological and a logistical perspective, being close to important transportation routes, power lines and general mining infrastructure.

Historically, the INCA project area has been the center of small mining activity primarily for production of oxide-copper and some secondary enriched copper sulfide ores. This area hosts variably sized breccia pipes with outcropping, or historically mined copper, molybdenum and gold mineralization and the exploration objective has been to search beneath and around this area for substantial deposits of copper with important gold, silver and molybdenum credits.

During 2006 we completed the construction and equipping of a camp and exploration office at the INCA project and compiled extensive maps of the project area.  We also conducted more than 30 line-kilometers of IP geophysical survey over six survey lines.  In 2007 we conducted additional geophysical surveys and a program of bulldozer trenching, sampling and assaying was completed.  Blasting and bulldozer work was conducted to prepare access roads and drill pads for a Phase I core drilling program.  The core-drilling program completed 10,309 meters of drilling in 35 holes, with an average hole length of approximately 300 meters.  Generally the program was designed to test shallow targets proximal to existing historic mine workings and coincident with IP geophysical anomalies, for areas of stock-work veining, breccia bodies, and disseminated and/or porphyry style copper-gold-molybdenum mineralization.  More specifically the program was set up to test, in systematic fashion, two principal target zones including: the Delirio-Tucumana breccia complex (14 holes) and the Puntilla-San Antonio vein system with a coincident strong IP expression (8 holes).   Other target areas received more cursory drilling attention and these include: San Antonio-Providencia (7 holes), Magallanes (2 holes), Manto Cuba-San Pedro (2 holes) and Jardinera (2 holes).

From the results of the Phase I exploration, it became apparent that, although some of the results (particularly in the area around the Providencia mine) were very promising, the first phase of exploration did not discover the presence of a wide-spread, near-surface porphyry copper deposit that we had hoped for.  We concluded that, although the possibility still existed to find a large scale copper deposit at INCA, considerable more exploration work and expenditures would be required to do so, which exceeded our available resources.  Further, we faced option payments on certain concessions covering portions of the INCA property which came due in March and April of 2009, which have not been paid: As disclosed in Note 3 of the financial statements, the Company has not made an option payment of US$1,000,000 that was due March 31, 2009 pursuant to the “Minera Porvenir Option” by which the Company can acquire a  2,138-hectare portion of the INCA project, therefore, under the terms of the option, the owner may terminate the option upon default of payment by giving 30 days written notice.  We are of the view that, the owner is in default of the agreement in that the owner has not to date resolved certain title issues on a 85-hectare portion of the property and is therefore, not able to validly terminate the option, however, if the owner is able to correct this defect or if our position is not upheld on arbitration, we may face termination of this option.  Also, the Company has not made an option payment of US$150,000 that was due April 30, 2009 pursuant to the “Rojas Option” by which the Company can acquire a 20-hectare portion of the INCA project, therefore, the owner may terminate the option by giving 30 days written notice.  We determined that, regardless of our legal position under the Minera Porvenir Oprtion, in light of economic and market conditions, exploration results to date on these particular concessions and other factors, expenditures on these option payments were not justified at this time.   At the date of this report, the Company had not received written notice of default with respect to non-payment of the option payments that were due under the Minera Porvenir Option and the Rojas Option.  During 2009, the Company also decided not to make an option payment of US$80,000 due April 9, 2009 pursuant to the “Parra Option” by which the Company could acquire an interest in a 21-hectare portion of the INCA project, and subsequently, the owner delivered the Company written notice terminating the “Parra Option”.

As a result of non-payment of the Minera Porvenir Option payment and the Rojas Option payment, the Company may be required to relinquish the options on these portions (2,138 hectares and 20 hectares) of the INCA property.  Due to the possibility of relinquishing these portions of the INCA property, we have written-off a portion of the deferred expenditures on the INCA property thereby writing-down the property interest on the INCA property to a carrying value of $3,500,000 at December 31, 2009.

With the landholding at INCA reduced during 2009, the INCA property consists of concessions covering approximately 741 hectares.  We consider these concessions covering 132 hectares to be the most prospective and/or strategic concessions within the core of the INCA project area and have made the option payments and patent payments required in relation to these concessions for the 2009 fiscal year.   In addition, the Company also has the option to acquire another 2,158 hectares of mineral interests in the INCA project area pursuant to the Minera Porvenir Option and the Rojas Option agreements, however, as disclosed above and in Note 3 of the financial statements, the Company has not made the final option payments on these options.

“Araya Option” Exercised To Acquire the Providencia Mine Concessions -  Of importance, during 2009 we completed the final option payment under the “Araya Option” to acquire the Providencia Mine concessions situated within the greater INCA project area.  These concessions cover one of the stronger mineralized areas identified during phase I exploration at the INCA project including the Providencia copper breccia pipe, a swarm of sheeted veins, and other tourmalinized/silicified breccia bodies and pipes.  With this acquisition and its other land holdings, SAMEX holds what we consider to be the most prospective and strategic concessions within the INCA project area.

The size and shape of the Providencia mine breccia pipe is not fully exposed by mining and could be over 80 meters across.  The pipe is well mineralized with chalcopyrite and abundant accessory pyrite; our initial rock chip-channel samples in the mined areas were taken as a series of both vertical and several horizontal oriented lines.  The copper (total) grade of initial chip-channel sampling (25 samples) shows a range via mine level of 1.24% to 2.94% copper with an overall average of 2.16% copper.  The presence of strong sericite alteration, anomalous amounts of silver, lead, zinc, and antimony and position of the roof indicate that this level is at the top of the pipe and that very little of the pipe has actually been mined out.  A target size of over 10 million metric tonnes is tentatively outlined for this mine-exposed breccia pipe.

The Providencia mine breccia pipe has a distinct IP signature and occurs within what appears to be a cluster of  additional concealed, possibly well-mineralized breccia pipes with similar or stronger IP responses, which were disclosed by our regional IP survey.  The Providencia breccia cluster is a highly prospective area 1600 meters long by 500 meters across - with several separate IP targets for copper-molybdenum-gold mineralization hosted by sulfide-bearing breccia pipes/elongate tapered bodies and perhaps out into surrounding veinleted zones.  One set of our exploration core drill tests on one of the IP anomalies discovered a concealed, faulted part of a breccia pipe (Providencia West) with indications that it contains significant copper and molybdenum mineralization and anomalous silver, lead, and zinc content.  This breccia pipe is positioned 700 meters to the west of the Providencia mine where an outcropping sheeted vein swarm with oxide-copper mineralization and tourmalinized/silicified pods of breccia are present over a large area in the monzonite cap above the pipe.  Additional drilling is required in the Providencia area to test for other concealed breccia pipes with the objective of discovering multiple ore bodies and the potential deeper source from which these pipes have emanated.

The Company is conducting meetings and property tours with interested parties in its continuing efforts to arrange a joint venture or sale of all or a portion of the INCA property.  Of note, several kilometers to the west, Chilean miner, Codelco, is planning to advance the development of their Inca de Oro ore body, which could serve to further enhance the value of our prospects.

Mineral Interests - The Company’s Chilean subsidiary, Minera Samex Chile S.A. has mineral rights to mining concessions that cover an area of approximately 741 hectares acquired by staking, purchase at government auction, a purchase agreement, and exercise of the Araya Option agreement:

Araya Option - Pursuant to a Unilateral Option Purchase Contract dated April 4, 2006 with Malvina del Carmen Araya Santander the Company acquired 100% interest in 45 hectares of mineral interests (the Providencia Mine concessions situated within the greater INCA project area) for consideration of option payments totaling the Chilean Peso-equivalent of US$300,000 (paid).  A 1% NSR retained by the vendor for a period of 20 years.  The Company has the option to buyout the NSR at any time for US$500,000.

Vizcacha I Purchase - In September 2007, the Company purchased the Vizcacha I mineral concession covering a 3-hectare-portion of the INCA project for a total consideration of US$32,938 (17,000,000 Chilean Pesos).  No royalty is payable on this concession.

The Company also has the option to acquire an additional 2,158 hectares of mineral interests in the INCA project area pursuant to the Minera Porvenir Option and the Rojas Option agreements:

Minera Porvenir Option - Under the Unilateral Option Purchase Contract dated March 31, 2006 between Sociedad Contractual Minera Porvenir (“Optionor”) and our subsidiary Minera Samex Chile S. A., SAMEX can acquire 100% interest in concessions covering a 2,138-hectare portion of the INCA project for consideration of the Chilean Peso-equivalent of US$2,000,000 (US$1,000,000 paid).  Option payment due: US$1,000,000 comprised of US$38,500 (has not been paid) payable on behalf of the optionor to a third party when they resolve certain title issues on a 85-hectare portion of the property, and US$961,500 that was due March 31, 2009 (has not been paid) (See Note 3 of the financial statements).  A 1% net smelter royalty (“NSR”) has been retained by the vendor and the vendor has the right to purchase up to 50% of any oxide-copper production at cost from the Company (to a limit of 10,000 tonnes per month) and subject to a cumulative maximum of 1,200,000 tonnes or ten years, which ever is reached first.

Rojas Option - Under the Unilateral Option Purchase Contract dated May 25, 2006 between Oscar David Rojas Garin and our subsidiary Minera Samex Chile S. A., SAMEX can acquire 100% interest in concessions covering a 20-hectare portion of the Inca project for consideration of the Chilean Peso-equivalent of US$300,000 (US$150,000 paid).  A final option payment was due April 30, 2009 - US$150,000 (has not been paid) (See Note 3 of the financial statements).  No NSR is payable on these concessions.

Patent payments must be paid annually to the Chilean government during the month of March in order to maintain the mining concessions.  Patent fee are calculated based upon the value of the Chilean Monthly Tax Unit (“M.T.U.”) which varies from month to month.  In the case of an exploitation concession the annual patent fee is calculated as one-tenth (1/10th) of the Monthly Tax Unit per hectare (for example, in March 2010 the M.T.U. was 36,752 x 1/10th = 3,675.2 Chilean Pesos per hectare which, at the Observed US$/Peso exchange rate of 516.33 at March 15, 2010 equated to approximately US$7.11 per hectare for exploitation concessions).  In the case of an exploration concession the annual patent fee is calculated as one-fiftieth (1/50th) of the Monthly Tax Unit per hectare (for example, in March 2010 the M.T.U. was 36,752 x 1/50th = 735.04 Chilean Pesos per hectare which, at the Observed US$/Peso exchange of 516.33 rate at March 15, 2010 equated to approximately US$1.42 per hectare for exploration concessions).

Sampling, analytical procedures, controls at INCA - Geochemical analyses on samples were performed by ALS Chemex, an independent, internationally recognized and ISO certified laboratory complying with the international standards ISO 9001:2000 and ISO 17025:1999.  In preparing drill core samples for analysis, the core is cut or split in half, with one half kept for reference and re-analysis if necessary, while the other half is bagged and sealed as a sample for analysis.  To provide quality control, pre-packaged, sealed, certified standard (include low and medium grade copper-gold pulps) and blank pulps are included for analysis by inserted them as samples in random order at approximately 1 per every 30 samples. To ensure chain of custody, the bagged samples for analysis are picked up by an agent of ALS Chemex and transported directly to the ALS Chemex laboratory at Antofagasta or at La Serena, Chile.

Except where otherwise noted, the analytical and test data underlying the information disclosed herein was verified by or under the supervision of Robert Kell, Vice-President Exploration for SAMEX MINING CORP. and Phil Southam, Geologist, who are “qualified persons” pursuant to Canadian Securities National Instrument 43-101 concerning Standards Of Disclosure For Mineral Projects.

The INCA property is without a known body of commercial ore and our activities to date have been exploratory in nature.

ESPEJISMO PROSPECTS, Chile - Gold Prospects, Inca de Oro region, Chile.  SAMEX has acquired rights to approximately 463 hectares of mineral concessions covering gold prospects by purchasing concessions at a government auction and by staking.  No exploration is planned for these gold prospects until additional concessions are acquired.

CHIMBEROS PROPERTY, Chile (we formerly referred to this jointly as our Tres Puntas/Chimberos prospects) -  A number of years ago, SAMEX began patiently accumulating concessions in two historic mining districts, “Tres Puntas”, and “Chimberos”, which are situated adjacent to one another along a significant trend of old silver mines in north central Chile.  Subsequently, we decided that our landholdings in the Chmiberos district are the most prospective and consequently we now refer to this property as the “Chimberos Gold/Silver Property”.  During the third quarter of 2009, we learned that exploration drilling was being conducted on neighboring concessions adjacent to concessions that SAMEX holds in the Chimberos area and reported the following news:

Drilling In Progress Adjacent To Samex's Chimberos Gold/Silver Property, Chile - SAMEX learned that a Chilean mining company commenced drilling with two drill rigs on their concessions immediately adjacent to SAMEX’s Chimberos Gold/Silver Property in Chile.   The Chimberos Property is located about 75 kilometers north of the city of Copiapo and is situated in the historic Chimberos mining district which was one of Chile’s largest silver producing areas.

Jeff Dahl, President of SAMEX said “From the preliminary geological work that we’ve done, we’re not surprised to see this aggressive exploration activity being initiated on the adjacent and surrounding concessions.  We’ll be keenly watching their progress since the results may be of significant mutual benefit”.

Several years ago, SAMEX recognized the potential of this old mining district and began quietly accumulating concessions by purchasing concessions at government auctions and by staking.  SAMEX now holds an important land position totaling more than 1,600 hectares in this highly prospective, but little-explored Chimberos area.  These strategic concessions cover a significant, but partial, portion of the Company's exploration objectives in this district.

SAMEX reconnaissance work indicates that the geologic setting of the Chimberos District includes widespread sericite-pyrite alteration of volcanic rocks cut by a principal silver-mineralized fissure vein zone, and complete garnet skarn replacement of a thick calcareous sedimentary unit, which also hosts oxide-copper mineralization.  Although SAMEX has only conducted preliminary sampling and limited detailed mapping in the area, some of the acquired concessions are clustered and cover much of the core of a complex fissure fault zone which controlled the enriched silver mineralization that was mined in the Buena Esperanza mines at Chimberos.

Historically, mining was focused along discrete narrow vein structures of this zone, but SAMEX has been studying the property with a view to defining important targets of shallow bulk-tonnage gold and/or gold-silver mineralization, and also looking for deeper, higher-grade, gold-silver/copper sulfide mineralization - perhaps as an underground, bulk-tonnage target comprised of mineralized anastomizing veins.  Potential for extensive, deeper-seated, mantos-style, more-disseminated style, copper-sulfide mineralization with important gold-silver content hosted by the skarn replacement has also been identified.   Other SAMEX concessions at Chimberos are over projected extensions of the principal fissure fault zone, parts of large areas of sericite-pyrite alteration, and outlying garnet skarn with oxide-copper showings, which are areas where additional targets might be outlined in the future.

SAMEX’s concessions are strategically located in relation to the adjacent and surrounding concessions that are being drilled.  SAMEX believes the results of drilling on these neighbouring concessions may have a significant effect on understanding the potential of the Chimberos area and will be following results closely.  We hope to learn of their findings and future project plans after they have completed the compilation and evaluation of their first phase drilling results.

A video-gram entitled “Chimberos Gold/Silver Property” and a high-resolution PDF graphics plate with maps, satellite images and photos is posted at www.samex.com for viewing in conjunction with this summary information.

Patent payments must be paid annually to the Chilean government during the month of March in order to maintain the mining concessions.  Patent fee are calculated based upon the value of the Chilean Monthly Tax Unit (“M.T.U.”) which varies from month to month.  In the case of an exploitation concession the annual patent fee is calculated as one-tenth (1/10th) of the Monthly Tax Unit per hectare (for example, in March 2010 the M.T.U. was 36,752 x 1/10th = 3,675.2 Chilean Pesos per hectare which, at the Observed US$/Peso exchange rate of 516.33 at March 15, 2010 equated to approximately US$7.11 per hectare for exploitation concessions).  In the case of an exploration concession the annual patent fee is calculated as one-fiftieth (1/50th) of the Monthly Tax Unit per hectare (for example, in March 2010 the M.T.U. was 36,752 x 1/50th = 735.04 Chilean Pesos per hectare which, at the Observed US$/Peso exchange of 516.33 rate at March 15, 2010 equated to approximately US$1.42 per hectare for exploration concessions).

The Chimberos Property is without a known body of commercial ore and our activities to date have been exploratory in nature.

MISCELLANEOUS PROPERTIES, Chile - The Company holds mineral concessions (approximately 25 hectares) for possible future evaluation.  The property is inactive and no exploration is currently planned.

EL DESIERTO PROPERTY, Bolivia

The El Desierto property is located in southwestern Bolivia at an elevation of about 3,800 meters, near the villages of El Desierto and Abra de Napa, processing centers for sulfur mines in the area. The property is located approximately 25 km north of the Quebrada Blanca and Collahuasi copper porphyry mines in Chile and is readily accessible by road from both Bolivia and Chile.  The property is situated along a trend of a geologic belt that is renowned for some of the world’s largest porphyry copper-gold mines.  Limited exploration on the property from 1997 to 2000 included geologic mapping, sampling and reconnaissance IP surveys.  We have not conducted any exploration on the property since that time, however we continue to maintain concessions covering approximately 319 hectares for possible future evaluation.

The El Desierto mineral concessions are owned by Empresa Minera El Roble S.A. (“El Roble”), a company controlled by a Bolivian national, Patricio Kyllmann, a former director of SAMEX Mining Corp.  Our Bolivian subsidiary, Emibol S.A. (Empresa Minera Boliviana S.A.) earned a 99% interest in any mining operations which may be established on the concessions pursuant to an agreement dated April 16, 1996 and as amended November 23, 1998 with El Roble.  Under the agreements, Emibol S.A. is required to make all expenditures on the concessions in exchange for a 99% interest in any mining operations which may be established on the concessions while El Roble is required to continue to hold the concessions and is entitled to a 1% interest in such operations. The property is also subject to a net smelter royalty of an aggregate of 0.6 % payable to Robert Kell, Front Range Exploration Corp., and El Roble S.A.

Patent fees ranging from approximately US$1.40 to US$2.85 per hectare (depending on US$/Boliviano exchange rate) must be paid annually to maintain the mining concessions.  The El Desierto Property is without a known body of commercial ore and our activities to date have been exploratory in nature.

ESKAPA PROPERTY, Bolivia

The information herein respecting the Eskapa property is based on a technical report prepared by Robert E. Kell, Vice President Exploration and a Director of SAMEX Mining Corp., who is a certified professional geologist and a “qualified person” pursuant to the requirements of Canadian Securities Administrators National Instrument 43-101.  A copy of such report has been filed with the British Columbia Securities Commission and Alberta Securities Commission and is available for review by interested persons at SEDAR.com.  SAMEX, through its Bolivian subsidiary, EMIBOL S.A., holds a 99% interest in any mining operations which may be established on the 3,700 hectare Eskapa property located in the Enrique Baldevieso Province, Department of Potosi, Bolivia.  The Eskapa concession (elevation between 4200 to 4400 meters) is centered over the eroded-out core zone of the extinct Cerro Eskapa stratovolcano which is situated in the southwestern part of Bolivia, approximately 48 airline kilometers east of the frontier with Chile and 55-airline kilometers southeast of Ollague, Chile.

Location and means of access - The Eskapa Property is situated in the southwest part of Bolivia approximately 3 kilometers east of the village of Copacabana.  The Eskapa property is accessible from both Bolivia and Chile by four-wheel drive vehicle.  The Chile access route is somewhat easier due to the better condition of roads in that country.  Starting from the city of Calama, Chile, where air service is available from and to Santiago, Chile, travel is by Route 21 to the border town of Ollague, Chile.  The first 62 kilometers of Route 21 is paved highway and the remaining 123 kilometers to Ollague is gravel and/or dirt road..  After crossing the border into Bolivia, travel is approximately 35 kilometers along dirt road following the railway tracks to the village/military outpost/train station of Chiguana and then a further 35 kilometers on dirt road to the village of Copacabana .  The property is accessed from Copacabana by a 3 kilometer dirt road constructed and maintained by the Company.   Access within Bolivia  - From the town of Uyuni, Bolivia travel is by an improved gravel road for approximately 150 kilometers and by dirt roads for approximately 35 kilometers to the Eskapa Property.

We explored the Eskapa property in sporadic fashion from 1995 to 1998 and carried out a ten-hole core drilling program in 1999. Additional exploration work was conducted during two time periods in 2001 and included drilling six core holes.   SAMEX has expended more than one million dollars exploring the Eskapa property since 1995.  Since the property is currently inactive, we elected to write down the value of our Eskapa project by $1,395,993 at December 31, 2008 to a nominal carrying value of $1,000.

The region, where the Cerro Eskapa prospect is situated, is part of the Cordillera Occidental which consists of numerous extinct or dormant late-Tertiary to early quaternary, andesite-dacite stratovolcanoes positioned on a high plateau (3500 meters mean elevation) of mid- to late-Tertiary volcanic and sedimentary rocks.  The Cerro Eskapa stratovolcano is uniquely considerably eroded such that strong alteration and silver-lead-antimony sulfosalt-mineralized zones are exposed over a large 2 km. by 3 km. area of the core zone.  The stratovolcano core zone had, up until 1995, surprisingly not been explored during modern times.  Colorful chrysocolla mineralization on the lower north flank of the stratovolcano was worked in pre-historic times by indigenous people.  In the stratovolcano core zone, Spanish Colonial-era prospectors explored silver-mineralized vuggy silica-barite outcrops with minor production from shallow irregular workings.  An unknown Chilean mining concern sank a 45 meter-deep shaft near one of the Spanish workings in the late-1870’s just before the outbreak of the War of the Pacific. There is no indication of any production from this shaft.  The geologic setting, extensive hydrothermal alteration, presence of silver-lead-antimony sulfosalt mineralization, accessible location, and lack of any previous exploration drilling made the area attractive to us for acquisition.

The strong argillic, advanced-argillic, and vuggy silica alteration are focused on porphyritic dacite and hydrothermal breccia which occupy the stratovolcano core zone.  The nature of the alteration and widespread abundant pyrite are characteristic of the high-sulfidation-type of precious-metal mineralizing system, which occur in the Cordillera Occidental of South America.  At Cerro Eskapa, silver-lead-antimony sulfosalt-mineralization occurs, at the surface of the eroded-out stratovolcano core zone, in linear/steeply dipping zones of vuggy silica-barite strongly controlled along west-northwest-trending faults.  The zones range from 1 to 3 meters in width and several can be traced for up to several thousands of meters.  Based on our sampling, grades of this mineralization in dump and rock-chip samples are variable, but typically contain high amounts of silver (>69.3 ppm to 2260 ppm (g/mt), lead (>144 ppm to 23100 ppm) and antimony (165 ppm to 25800 ppm) with anomalous mercury 1140 ppb (to 90000 ppb), but with very low gold values (<5 ppb).  Surrounding clay-pyrite-altered porphyritic dacite contains anomalous amounts of mercury, arsenic, and antimony, and low values in gold and silver.  The mineralized zones appear to represent the leakage up from more substantial mineralization at depth.

Our exploration of the stratovolcano core zone (1995-1999) included: considerable road building for access, geologic mapping, considerable rock-chip sampling and running IP surveys over long lines.  The data from these efforts showed that silver-lead-antimony sulfosalt/sulfide mineralization is tightly restricted to the zones of vuggy silica-barite and no indication could be found of a shallow bulk-tonnage type of deposit.  The IP surveys generally detected the high-resistivity expression of the zones and demonstrated a depth extent in excess of the 250-meter search depth limit.  The first attempt in 1999 to core drill the zones (March-June, 1999) produced mixed results.  Some holes were unfortunately not properly located and aimed, and missed making the intended down-dip intersection.  However, two drill holes (DDH-EK-99-02 and -04) did make interesting intersections confirming that the vuggy silica-barite rock does continue to depth, but silver grades were disappointing.  DDH-EK-99-02 intersected a thick vuggy silica-barite zone of 13.0 meters true width containing 41.8 ppm (g/mt) silver with low detectible gold (7 ppb) and anomalous copper, lead, antimony with anomalous mercury.  However, the intersection was considerably affected by a late oxidation alteration of sulfosalt/sulfide minerals producing abundant limonitic minerals.  This suggested that the metal values were much reduced in the intercept due to possible leaching of silver and base and pathfinder metals.  Hence, the intersection was not representative of mineralization elsewhere along strike or at depth along the zone.  The other intersection (DDH-EK-99-04) was located at high elevations at the east end of the same zone and was complicated by faulting.  The recovered fault-bounded sliver of the vuggy silica rock contained 109.2 ppm (g/mt) silver over a 0.30 meter true width.  No funding was available to pursue follow-up drilling and consequently, no exploration work was carried out from June, 1999 to December, 2000.

In November 2000, we granted International Chalice Resources (“Chalice”) an option to earn up to a 40% joint venture interest in mineral operations on the Eskapa property by making payments totaling US $500,000 by November 15, 2003.  Later, we agreed with Chalice to amend certain terms of the agreement by reducing total option payments required, to US $461,137.98, by an earlier date, February 28, 2002.  Chalice completed option payments totaling US $461,137.98 by February 28, 2002 and thereby earned the right to receive, upon formation of a joint venture, a 40% joint venture interest with respect to mineral operations on the property.  However, in October 2002, we negotiated an agreement to restore our original 99% interest in the Eskapa property by purchasing-back the rights earned by Chalice under the Eskapa Property Option/Joint Venture Agreement.   We arranged to purchase-back this right to a 40% interest from Chalice by:

a) paying Chalice $50,000 cash ($25,000 paid on signing and $25,000 by October 3, 2003 [paid]);

b) issuing 200,000 of our shares to Chalice (issued November 4, 2002);

c) granting Chalice a US$2,000,000 cash royalty, to be paid out of production on the property in eight equal quarterly payments of US$250,000 beginning after the ninth month of continuous commercial mining operations on the property.

Pursuant to the buy-back agreement, the Eskapa Property Option/Joint venture Agreement with Chalice terminated and we now hold a 99% interest in any mining operations which may be established on the property.

The option payments from Chalice provided us with the funding to resume exploration on the Eskapa property in 2001 to identify and drill new targets for precious-metal mineralization.  Compilation of our previous exploration data outlined ten (I-X) prospective mineralized zones within the stratovolcano core zone, but exploration attention was instead focused in the Breccia Area to the southwest where considerable breccia was found and then evaluated using geologic mapping, rock-chip sampling, and running IP surveys.   These zones could be interpreted as the fault-offset continuation of those found in the stratovolcano core zone.  However, although the breccia zones contain anomalous mercury and, locally, antimony, arsenic, and zinc, no values for gold or silver are present.  The only attempt at drilling in the Breccia Area encountered faulting and no indication of precious-metal mineralization was intersected.  Exploration for a concealed significant copper deposit related to the oxide-copper-mineralized pebble breccia bodies of the Copper Zone also did not yield positive results from drill testing one of the IP chargeability targets.  A cored intersection through one of the pebble breccia bodies (DDH-EK-01-1C) yielded a 1.0 meter true width of 5% copper and 10 ppm (g/mt) silver.  The decision was made to locate a deep drill test of one of the vuggy silica-barite zones (Zone III) in the stratovolcano core zone.  The test (DDH-EK-01-11) was sited toward the far southeast end of Zone III, using DDH-EK-99-02 as control, and made a complete drill intersection through the vuggy silica target at a depth between 392.70 to 457.10 meters depth.  The intersection revealed toward the footwall of the zone, the vuggy silica-barite rock is cut by massive veins/veinlets of gold-bearing, high-grade copper-silver-antimony-bismuth sulfosalt/sulfide mineralization.   The analytical results, solely on the recovered part of one of the veins (0.20 meters apparent width), give a glimpse of the tenor of the mineralization which might be more extensive elsewhere along this and similar mineralized zones.  This vein sample contains 1890 ppm (g/mt) silver, 6.1% copper, 4.18% antimony, and 2.93% bismuth with 1.180 ppm (g/mt) gold and occurs in an interval (0.75 meters true width) of vuggy silica-barite (445.45 to 446.95 meters) which contains 0.583 ppm (g/mt) gold, 331 ppm (g/mt) silver, 1.04% copper, 0.71% antimony, and 0.43% bismuth.  Toward the top of the interval is a silica-barite veinlet interval with 1.280 ppm (g/mt) gold and 89.0 ppm (g/mt) silver and low copper, antimony, and bismuth.  This veinlet is relatively gold-rich and is considered different perhaps reflecting late-stage, secondary gold veins or gold deposition.  Although the deep intersection revealed that the mineralizing system below the stratovolcano core zone becomes auriferous and could contain high-grade copper-silver-antimony-bismuth mineralization, no funding was available at that time to continue follow-up drilling elsewhere along the numerous prospective zones.

When the results of DDH-EK-01-11 are combined with those from DDH-EK-99-02, the cross section demonstrates that the vuggy silica rock and contained precious-metal mineralization of Zone III are surrounded by outlying coherent/well-developed haloes of argillic and advanced-alteration and anomalous base- and pathfinder-metal zoning.  The spatial relationship of the alteration and base and pathfinder metal zoning in cross section importantly provides a “guide” to the position of the centrally positioned vuggy silica rock and deeper seated gold-silver-copper-antimony-bismuth mineralization. From the cross section, the outlying haloes of pathfinder and base metals surround the target zone and show that, at high levels in the system, anomalous values in outcrop samples, especially for silver, base and pathfinder metals (i.e. mercury, antimony, and arsenic) are the shallow expression of deep-seated, gold-bearing, high-grade, copper-silver-antimony-bismuth sulfosalt-sulfide mineralization.   Extrapolated to the other nine mineralized zones in the stratovolcano core zone, whose surface expressions are also marked by anomalous pathfinder metals, suggests that the deep-seated, gold-bearing, high-grade, copper-silver-antimony-bismuth sulfosalt-sulfide mineralization may likely be widely distributed at depth within various zones.  The ten zones can be traced confidently across the floor of the eroded stratovolcano core zone for over 11 kilometers of cumulative strike-length distance. Another +3 kilometers of cumulative strike length can be inferred in areas of cover and where zones are open ended.  The remaining potential for discovery of substantial amounts of vein, veinleted, and breccia-hosted gold-bearing, high-grade, copper-silver-antimony-bismuth mineralization is considered very good and should be pursued in the future with a rigorous drill testing.  The exploration objective is to discover a cumulative resource containing +25M metric tons in the range of +2 to +8 g/mt gold, +1500 g/mt silver, 5% to 8% copper, 2% to +4%  antimony, and 2% to 4% bismuth.  This target is postulated to occur along parts of the mineralized zones and would be accessible for selective underground mining methods via level tunnels driven underneath the stratovolcano core zone.  The next phase of exploration would require a drill program involving several thousand meters of core drilling or the driving of access tunnels to test beneath Zones I-II, III, IV, V, IX, and X.  During fiscal 2007 we constructed a new exploration camp, and completed bulldozer work to repair and expand access roads, and build drill pads for the next phase of drill testing proposed for the Eskapa property at a later date.

Sampling, analytical procedures, controls - Geochemical analysis for rock-chip and drill core samples from the Eskapa property were conducted by two major laboratories, Bondar-Clegg (from 1995-1999) and ALS Chemex in 2001.  These laboratories subsequently merged as ALS Chemex which is an independent, internationally recognized and ISO certified laboratory complying with the international standards ISO 9001:2000 and ISO 17025:1999.  In preparation for analysis, drill core was cut or split in half, with one half kept for reference and re-analysis if necessary, while the other half was bagged and sealed as a sample for analysis.  No standards or blanks were submitted with any of the samples for analysis by Bondar-Clegg, whereas the samples for analysis by ALS Chemex in 2001 included blanks and standards to provide quality control and check analysis were run on approximately 10% of the samples for any one submittal.

The Eskapa property covers approximately 3,700 hectares and consists of the “Eskapa” concession (concession #4717), a principal 2885-hectare exploitation concession which covers most of the west half of the Cerro Eskapa stratovolcano.  This large concession encompasses two smaller concessions, “Estrella” / “Mi Morena” (concession #4763) which together cover 115 hectares.  On the north side of the stratovolcano, the “Eskapa II” concession covers 700 hectares.

The concessions are owned by Empresa Minera El Roble S.A. (“El Roble”), a company controlled by a Bolivian national, Patricio Kyllmann, a former director of SAMEX Mining Corp.  Our Bolivian subsidiary, Emibol S.A. (Empresa Minera Boliviana S.A.) earned a 99% interest in any mining operations which may be established on the concessions pursuant to an agreement dated April 16, 1996 and as amended November 23, 1998 with El Roble.   Under the agreement, Emibol S.A. is required to make all expenditures on the concessions in exchange for a 99% interest in any mining operations which may be established on the concessions while El Roble is required to continue to hold title to the concessions and is entitled to a 1% interest in such operations.

The property is subject to a net smelter royalty of an aggregate of 0.6 % payable to Robert Kell, Front Range Exploration Corp., and El Roble S.A., and to a US$2,000,000 cash royalty payable to International Chalice Resources Inc., to be paid out of production on the property in eight equal quarterly payments of US $250,000 beginning after the ninth month of continuous commercial mining operations on the property.

Patent fees ranging from approximately US$1.40 to US$2.85 per hectare (depending on US$/Boliviano exchange rate) must be paid annually to the Bolivian government in order to maintain the mining concessions.   The Eskapa Property is without a known body of commercial ore and our activities to date have been exploratory in nature.

SANTA ISABEL PROPERTY, Bolivia

The Santa Isabel property (1,803 hectares) is located in the Sud Lipez province in the south-central Altiplano of Bolivia.  The prospect is approximately 105 kilometers by road west from Tupiza and 150 kilometers east-southeast of the rail station of Chiguana.  Surface elevations of the prospect area range from 14,000 feet (4260 m.) to 17,000 feet (5180 m.).

The Santa Isabel property covers a well-mineralized dacitic porphyry intrusive complex with propylitic alteration and widely disseminated sulfide mineralization.  Minerals explored for on this property include zinc, silver, lead, indium, copper, gold, antimony and molybdenum.  During 1996 and 1997, we drilled 4,704 meters in 15 holes as part of reconnaissance exploration on the Santa Isabel porphyry system.  Drilling intersected vein swarms and disseminated sulfides hosting lead, zinc, silver, copper, gold, antimony and molybdenum.  The significant intervals of zinc-lead-silver mineralization in a number of the holes, suggested the potential for bulk tonnage zinc, silver, lead targets on the property.  During 1998, an additional 2,537 meters of core drilling was completed on the Vera Cruz West Zone situated within the Candelaria concession which at that time was part of the Santa Isabel property.  Results for zinc, silver, lead and indium were encouraging, but declining prices for zinc and other metals through the year forced us to re-evaluate the priority of exploration on the Santa Isabel properties.  As a result, effective September 7, 1998, we abandoned our option on the Candelaria concession which covered a 200 hectare portion of the Santa Isabel property.  The Candelaria option agreement required us to make substantial cash payments to the owner and, in addition, assume certain debts of the owner related to this concession.  Although a significant portion of the work on the Santa Isabel property had been conducted on the Candelaria concession, management concluded that continuing with the Candelaria option agreement on the existing terms could not be justified.  We wrote off $1,551,099 deferred exploration cost related to the Candelaria concession in 1998.  In relation to the remaining portion of the Santa Isabel property, a further $2,113,801 of costs were written off in fiscal 2000 due to inactivity on the property.

The Santa Isabel property consists of our interest in 1,803 hectares covering a portion of the Goya I and El Bonete concessions which are held under an agreement dated March 24, 1995 between the owner of the concessions, Corporation Minera de Bolivia (“Comibol”) and our subsidiary, Samex S.A.  The agreement was subsequently amended by agreement registered under Transcript Number 408/97 dated November 12, 1997 (the “Comibol Agreement”).  Under the terms of the amended Comibol Agreement, Samex S.A. is entitled to explore all or part of the property for a period of 6 years divided into three phases after which it is required to decide whether to enter into commercial production from all or a portion of the property.  If a favourable production decision is reached, Samex S.A. will have 3 years to commence production from the property after which it will be entitled to manage the joint venture project and will be required to pay a royalty to Comibol equal to 5.5% of net positive cash flow until recovery of capital investment and thereafter 16% of net positive cash flow.  The Goya I/El Bonete concessions are also subject to a 1.2% Net Profits interest in favour of Robert Kell and Front Range Exploration Corp. based on Samex S.A.’s net profits interest in the property.  Comibol is the owner of the Goya I and Bonete concessions and pays annual patent payments on theses concessions.

In order to earn its interest under the Comibol Agreement, Samex S.A. has completed:

a)

an initial payment of US$6.00 per hectare ($14,124.00), which has been paid;

b)

during the first year, a payment of US$3.00 per Hectare ($7,062.00), which has been paid;

c)

during the first year, an additional payment of US$1,000.00/ month to March 1996, which has been paid;

d)

during the second year, an additional payment of US$2,000.00/ month from April 1996 through March 1997 (which has been paid); and

e)

a payment due March 1997 of US$100.00 per hectare on property retained for further exploration (US$180,300 was paid to retain 1,803 hectares); in addition, Samex S.A. was required to fulfill work commitments totaling US$1,140,000.00 during the first two years of the agreement, which requirement was fulfilled by March, 1997.

In order to maintain its rights under the Comibol Agreement, Samex S.A. is required to make a payment by April 11, 2000 of US$500.00 per hectare on property which Samex S.A. should decide to exploit (up to US$901,500 if all 1,803 hectares are retained).  This payment, which was due April 11, 2000, has not been made.  Samex S.A. suspended any decision with respect to retention of property or delivery of the corresponding payment pending resolution of certain ongoing legal proceedings between Comibol and a third party.  Comibol confirmed to Samex S.A. that a portion of the Santa Isabel property was subject to a claim by a third party with respect to two areas covering approximately 10 hectares and 24 hectares of the 1,803 hectares covered by the Goya1/El Bonete concessions.  Comibol formally advised Samex that it was taking legal proceedings to resolve the dispute and asked Samex S.A to wait for it to do so.  Comibol advised that it was taking active steps to assert its legal rights to the disputed area and anticipated success in doing so.  Samex in turn formally advised Comibol that it considered Comibol to be in default of its obligations under the Comibol Agreement because of the dispute, but agreed to await the results of legal proceedings before taking further action.  Comibol was apparently successful in the legal proceedings against the third party’s claim to the disputed areas, but Comibol did not advised SAMEX S.A. of this outcome.   Instead, Comibol has attempted to terminate the agreement between Comibol and Samex S.A., but has not been successful in doing so.   As of June 30, 2010, Comibol had not yet resolved this issue with Samex S.A.  We are waiting for resolution of the issue with Comibol before making any further plans concerning the property. Due to the inactivity on the property, and the issue with Comibol, the property interest has been written down to a nominal value of $1,000.

An oxide target with enriched silver values is present on a portion of the Santa Isabel property.  Here, prominent sulfide veins, intervals of vein swarms and disseminated sulfide, have been oxidized to depths of 100 meters or more.  Geologic mapping and IP geophysical surveys have outlined a sulfide-mineralized body 1,000 meters long by 900 meters wide beneath the oxide zone. Dump material and surface rock-chip samples of oxide material positioned above the sulfide target contain 119.4 to 754.8 grams/metric ton silver with 1.82% to 8.0% lead, low zinc (0.12% to 27%), 0.054 to 1.233 grams/metric ton gold (most >0.200 grams/metric ton).  Some samples contain 0.23% to 0.50% antimony.  Further geologic mapping and rock-chip sampling are needed to advance this target to a drill-ready status.  We have not conducted any exploration at Santa Isabel since 1998.  The Santa Isabel Property is without a known body of commercial ore and activities to date have been exploratory in nature.

NEWS RELEASE LIST

The following news releases can be viewed on the Company’s website at www.samex.com.

News Release No. 1-10 dated January 21, 2010

SAMEX DEFINES SIGNIFICANT GOLD EXPLORATION TARGET AT CINCHADO GOLD PROJECT - LOS ZORROS PROPERTY, CHILE

News Release No. 2-10 dated April 14, 2010

CARLIN-STYLE JASPEROID/SILICA BRECCIA OUTCROP ASSAYS UP TO 2 G/T GOLD AT MILAGRO PROJECT -  LOS ZORROS PROPERTY, CHILE

News Release No. 3-10 dated April 29, 2010

PRESIDENT’S LETTER TO SHAREHOLDERS - “THE TURN IS HERE”, 2009 ANNUAL REPORT, ANNUAL GENERAL MEETING

News Release No. 4-10 dated June 10, 2010

PRIVATE PLACEMENT TO FUND GOLD EXPLORATION, CHILE

News Release No. 5-10 dated July 12, 2010

PRIVATE PLACEMENT COMPLETED

“QUALIFIED PERSONS”

Information contained herein concerning our mineral properties has been prepared by Robert Kell, Vice President - Exploration for SAMEX MINING CORP. and Philip Southam, P. Geo.   Mr. Kell and Mr. Southam are “qualified persons” pursuant to Canadian Securities National Instrument 43-101 concerning Standards Of Disclosure For Mineral Projects.  All geochemical analyses were performed by ALS Chemex, an internationally recognized and ISO certified laboratory complying with the international standards ISO 9001:2000 and ISO 17025:1999.

FORWARD LOOKING STATEMENTS

This Report includes certain “forward looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward-looking statements that involve various risks.  Actual results could differ materially from those projected as a result of the following factors, among others: risks inherent in mineral exploration; risks associated with development, construction and mining operations; the uncertainty of future profitability and uncertainty of access to additional capital.

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

SAMEX MINING CORP.